UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934

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☐ Preliminary Proxy Statement

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FORUM FUNDS

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FORUM FUNDS
Three Canal Plaza
Portland, Maine 04101

July 7, 2023

Dear Shareholder,

On behalf of the Board of Trustees of Forum Funds (the "Absolute Funds Board"), I am writing to inform you of the upcoming special meeting of the shareholders of the Absolute Capital Opportunities Fund, Absolute Convertible Arbitrage Fund, Absolute Flexible Fund, and Absolute Strategies Fund, each a series of Forum Funds (each, an "Absolute Fund" and, collectively, the "Absolute Funds"), which is scheduled to be held at the offices of Atlantic Fund Administration, LLC d/b/a Apex Fund Services, the Absolute Funds' administrator, Three Canal Plaza, Portland, Maine 04101, on August 10, 2023 at 10:00 a.m., Eastern Time (with any adjournments or postponements thereof, the "Meeting").

At the Meeting, the shareholders of each Absolute Fund will be asked to vote on an Agreement and Plan of Reorganization providing for the reorganization of their Absolute Fund with and into its corresponding series of Unified Series Trust that was newly created specifically for such reorganization (the "Reorganizations").

ABSOLUTE FUND (series of Forum Funds)	To be reorganized into	NEW FUND (series of Unified Series Trust)
Absolute Capital Opportunities Fund – Institutional Class Shares	➔	Absolute Capital Opportunities Fund – Institutional Class Shares
Absolute Convertible Arbitrage Fund – Institutional Class Shares	➔	Absolute Convertible Arbitrage Fund – Institutional Class Shares
Absolute Convertible Arbitrage Fund – Investor Class Shares	➔	Absolute Convertible Arbitrage Fund – Investor Class Shares
Absolute Flexible Fund – Institutional Class Shares	➔	Absolute Flexible Fund – Institutional Class Shares
Absolute Strategies Fund – Institutional Class Shares	➔	Absolute Strategies Fund – Institutional Class Shares

Each Absolute Fund is currently organized as a series of Forum Funds ("Forum Funds"), an open-end management investment company organized as a Delaware statutory trust with its principal offices located at Three Canal Plaza, Portland, Maine 04101. After completion of the Reorganizations, each Absolute Fund would become a series of Unified Series Trust ("UST"), an open-end management investment company organized as an Ohio statutory trust with its principal offices located at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246. If shareholders approve the Reorganization of an Absolute Fund, it will take effect on or about September 9, 2023, or such other date as may be agreed upon by the officers of Forum Funds and UST. At that time, the shares of the Absolute Fund will be exchanged on a tax-free basis for shares of its corresponding series of UST (each, a "New Fund") with the same aggregate net asset value. Following the Reorganizations, Absolute Investment Advisers LLC ("Absolute"), the investment adviser to the Absolute Funds, will remain the investment adviser to the New Funds. There will not be any change to the Absolute Funds' respective investment objectives or strategies. The Absolute Funds' respective investment limitations will also remain identical, the principal risks are substantially the same, and their respective expenses are not expected to increase as a result of the Reorganization.

Your vote is important. After careful consideration and upon the recommendation of Absolute, the

Absolute Funds Board unanimously approved the Agreement and Plan of Reorganization and authorized the solicitation of proxies on the proposal. The Absolute Funds Board recommends that you vote **FOR** the proposal. On behalf of the Absolute Funds Board, I ask you to review the proposal and vote. For more information about the proposal requiring your vote, please refer to the accompanying Proxy Statement. The Notice of Special Meeting of Shareholders and the proxy card are also enclosed.

Your vote is important no matter how many shares you own. Voting your shares early will avoid costly follow-up mail and telephone solicitation. After reviewing the attached materials, please complete, sign and date your proxy card and mail it promptly in the enclosed postage paid envelope. You may also vote online by following the instructions found on your proxy card, by telephone at the number provided on the proxy card, or at the meeting. Any proposal submitted to a vote at the meeting may be voted at the meeting, by phone or online using the instructions found on your proxy card, or by written proxy. If you have any questions regarding the Proxy Statement, please call Okapi Partners LLC, our proxy solicitation firm, toll-free at (855) 305-0857.

Sincerely,

Zachary Tackett
President
Forum Funds

FORUM FUNDS

Three Canal Plaza
Portland, Maine 04101
(207) 347-2000

NOTICE OF A SPECIAL MEETING OF SHAREHOLDERS
To Be Held August 10, 2023

Dear Shareholders:

Notice is hereby given that a special meeting of shareholders of the Absolute Capital Opportunities Fund, Absolute Convertible Arbitrage Fund, Absolute Flexible Fund, and Absolute Strategies Fund, each a series of Forum Funds (each, an "Absolute Fund" and, collectively, the "Absolute Funds"), will be held at the offices of Atlantic Fund Administration, LLC d/b/a Apex Fund Services, the Absolute Funds' administrator, located at Three Canal Plaza, Portland, Maine 04101 on August 10, 2023 at 10:00 a.m., Eastern Time (with any adjournments or postponements thereof, the "Meeting").

The purpose of the Meeting is for shareholders of each Absolute Fund, separately, to consider and act upon the following proposal:

> **PROPOSAL:** To approve the Agreement and Plan of Reorganization pursuant to which that Absolute Fund would reorganize into a newly created series of Unified Series Trust of the same name.

Shareholders may also be asked to transact such other business as may properly come before the Meeting. Shareholders of record at the close of business on June 12, 2023, are entitled to notice of, and to vote at, the Meeting.

Shareholders of each Absolute Fund will vote separately on the proposal as it relates to the Absolute Fund in which they are invested. The proposal will be effected for an Absolute Fund only if approved by shareholders of that Absolute Fund. The proposal as it pertains to an Absolute Fund is not contingent upon the proposal as it pertains to the other Absolute Funds.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 10, 2023. This Notice of Special Meeting of Shareholders and the Proxy Statement are available on the Internet at www.OkapiVote.com/Forum. On this website, you will be able to access the Notice of Special Meeting of Shareholders, the Proxy Statement and any amendments or supplements to the foregoing material that are required to be furnished to shareholders.

By Order of the Board of Trustees of Forum Funds

Zachary R. Tackett
President
Forum Funds
July 7, 2023

YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN

To assure your representation at the meeting, please complete the enclosed proxy and return it promptly in the accompanying envelope, vote online at the website listed on your proxy card, or vote by calling the number listed on your proxy card, whether or not you expect to be present at the Meeting. If you attend the Meeting, you may revoke your proxy and vote your shares at the Meeting.

IF YOU SIGN, DATE AND RETURN THE PROXY CARD BY GIVE NO INSTRUCTIONS, YOUR SHARES WILL BE VOTED "FOR" THE PROPOSAL DESCRIBED ABOVE.

To avoid the additional expense of further solicitation, we ask for your cooperation in voting promptly. Any proposal submitted to a vote at the Meeting may be voted at the Meeting, online at the voting site listed on your proxy card, or by written proxy. In addition to the solicitation of proxies by mail, you may receive a call from a representative of Okapi Partners LLC or from Absolute Investment Advisers LLC if your vote is not received.

Unless proxy cards submitted by corporations and partnerships are signed by the appropriate persons as indicated in the voting instructions on the proxy cards, they will not be voted and will not be counted as present at the Meeting.

INSTRUCTIONS FOR SIGNING PROXY CARDS

The following general rules for signing proxy cards may be of assistance to you and avoid the time and expenses involved in validating your vote if you fail to sign your proxy card properly.

(1) **Individual Accounts**: Sign your name exactly as it appears in the registration on the proxy card.

(2) **Joint Accounts**: Either party may sign, but the name of the signing party should conform exactly to the name shown in the registration on the proxy card.

(3) **Other Accounts**: The capacity of the individual signing the proxy card should be indicated unless it is reflected in the form of registration. For example:

Registration	Valid Signature
Corporate Accounts	
(1) ABC Corp.	ABC Corp.
(2) ABC Corp.	John Doe, Treasurer
(3) ABC Corp. c/o John Doe, Treasurer	John Doe
(4) ABC Corp. Profit Sharing Plan	John Doe, Trustee
Trust Accounts	
(1) ABC Trust	Jane B. Doe, Trustee
(2) Jane B. Doe, Trustee u/t/d 12/28/78	Jane B. Doe
Custodial or Estate Accounts	
(1) John B. Smith, Cust. f/b/o John B. Smith Jr. UGMA	John B. Smith
(2) Estate of John B. Smith	John B. Smith, Jr., Executor

INSTRUCTIONS FOR VOTING BY TOUCH-TONE TELEPHONE OR THROUGH THE INTERNET

(1) Read the Proxy Statement, and have your Proxy Card handy.

(2) Call the toll-free number or visit the web site indicated on your Proxy Card.

(3) Enter the number found in the shaded box on the front of your Proxy Card.

(4) Follow the recorded or on-line instructions to cast your vote.

FORUM FUNDS

Absolute Capital Opportunities Fund
Absolute Convertible Arbitrage Fund
Absolute Flexible Fund
Absolute Strategies Fund

Three Canal Plaza
Portland, Maine 04101

_____

PROXY STATEMENT

_____

SPECIAL MEETING OF SHAREHOLDERS

To Be Held August 10, 2023

INTRODUCTION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Trustees (the "Absolute Funds Board") of Forum Funds ("Forum Funds") on behalf of the Absolute Capital Opportunities Fund, Absolute Convertible Arbitrage Fund, Absolute Flexible Fund, and Absolute Strategies Fund, each a series of Forum Funds (each, an "Absolute Fund" and, collectively, the "Absolute Funds"), for use at the special meeting of shareholders of the Absolute Funds to be held at the offices of Atlantic Fund Administration, LLC d/b/a Apex Fund Services, the Absolute Funds' administrator, located at Three Canal Plaza, Portland, Maine 04101, on August 10, 2023 at 10:00 a.m., Eastern Time (together with any postponements or adjournments thereof, the "Meeting"). The Notice of Special Meeting of Shareholders, Proxy Statement, and proxy card will be mailed to shareholders beginning on or about July 5, 2023.

The Meeting has been called by the Absolute Funds Board to consider the proposed Agreement and Plan of Reorganization attached in the Appendix to this Proxy Statement, pursuant to which each Absolute Fund would reorganize into a newly created series of Unified Series Trust ("UST"), an investment company organized as an Ohio business trust. Under such Agreement and Plan of Reorganization, (i) each Absolute Fund would transfer all of its assets into a corresponding, newly created series of UST of the same name as the Absolute Fund (each, a "New Fund" and, collectively, the "New Funds"), in exchange for (a) the number of full and fractional shares of each class of the respective New Fund corresponding to the number of outstanding full and fractional shares of the class of shares of that Absolute Fund with an aggregate net asset value ("NAV") equal to the aggregate NAV of shares of such class of that Absolute Fund, and (b) the assumption by the applicable New Fund of all of the liabilities of the corresponding Absolute Fund, followed by (ii) the liquidating distribution by the Absolute Fund to its shareholders of the applicable class of shares of the New Fund received in the exchange, in proportion to the shareholders' holdings of the applicable class of shares of the Absolute Fund (the "Reorganizations").

The Reorganization of each Absolute Fund will not result in any change to its investment objective, principal investment strategies, or investment policies of the Absolute Fund. There are no changes anticipated to be made to any of the Absolute Funds' portfolios as a result of being reorganized into its corresponding New Fund. Absolute Investment Advisers LLC, the investment adviser to the Absolute Funds (the "Adviser" or "Absolute"), will continue to serve as the investment adviser to the New Funds. Kovitz Investment Group Partners, LLC will continue to serve as the investment

subadviser to the New Fund into which the Absolute Capital Opportunities Fund will reorganize. The portfolio managers of the Absolute Funds will continue as the portfolio managers of the New Funds. The investment advisory fee rate for each New Fund will be the same as, or less than, the investment advisory fee rate for its corresponding Absolute Fund. No advisory fee rate increase is proposed.

ABSOLUTE FUND (series of Forum Funds)	To be reorganized into	NEW FUND (series of Unified Series Trust)
Absolute Capital Opportunities Fund – Institutional Class Shares	➔	Absolute Capital Opportunities Fund – Institutional Class Shares
Absolute Convertible Arbitrage Fund – Institutional Class Shares	➔	Absolute Convertible Arbitrage Fund – Institutional Class Shares
Absolute Convertible Arbitrage Fund – Investor Class Shares	➔	Absolute Convertible Arbitrage Fund – Investor Class Shares
Absolute Flexible Fund – Institutional Class Shares	➔	Absolute Flexible Fund – Institutional Class Shares
Absolute Strategies Fund – Institutional Class Shares	➔	Absolute Strategies Fund – Institutional Class Shares

The Prospectus and Statement of Additional Information of each Absolute Fund are incorporated herein by reference. **The Absolute Funds' administrator will provide a copy of the Absolute Fund's Prospectus, Statement of Additional Information, and most recent annual report and semi-annual report, including financial statements and schedules, within one day of the request at no charge by calling the Absolute Funds at (888) 99-ABSOLUTE or (888) 992-2765 (toll free) or by writing to Absolute Funds c/o Apex Fund Services, P.O. Box 588, Portland, Maine 04112. The Absolute Funds' most recent annual report has previously been delivered or made available to shareholders. All of these documents are also available at no charge on Absolute's website at: www.absoluteadvisers.com, or on the U.S. Securities and Exchange Commission's ("SEC") website at www.sec.gov.**

QUESTIONS AND ANSWERS: Important Information to Help You Understand and Vote on the Proposal

Question: ***What is the purpose of the Reorganization?***

Answer: The purpose of the Reorganization of each Absolute Fund is to move each Absolute Fund from Forum Funds to UST in an attempt to gain operational and compliance efficiencies resulting from the consolidation of service providers rendering services to products sponsored by Absolute. The Adviser will remain the investment adviser to the New Funds. The investment advisory fee rate for each of the New Funds will be the same as or less than the investment advisory fee rate for its corresponding Absolute Fund. The total annual fund operating expenses of each New Fund, both before and after fee waivers and expense reimbursements, are expected to be the same as or less than the total annual fund operating expenses of the corresponding Absolute Fund before and after fee waivers and expense reimbursements. The expense limitation arrangements currently in place for the Absolute Capital Opportunities Fund, Absolute Flexible Fund and Absolute Strategies Fund will be retained by the corresponding New Fund through at least July 31, 2025, except that the expense caps for each of these New Funds will be lower than the current expense caps and will be subject to renewal thereafter. The expense limitation arrangements currently in place for the Absolute Convertible Arbitrage Fund will be retained by its corresponding New Fund through at least July 31, 2025 and will be subject to renewal thereafter. After July 31, 2025, the total annual fund operating expenses of each New Fund may increase. By moving each of the Absolute Funds to UST, the New Funds will be administered by Ultimus Fund Solutions, LLC ("Ultimus") and are therefore expected by Absolute to benefit from the resources of a larger mutual fund administrator. In addition, Absolute sponsors another registered investment company that is already administered by Ultimus and Absolute believes that consolidating the service provider lineup responsible for servicing its product offerings will result in operational and compliance efficiencies.

The Reorganization of each Absolute Fund must be approved by the shareholders of the respective Absolute Fund in order to take place. Shareholders of each Absolute Fund will vote separately on the proposal as it relates to the Absolute Fund in which they are invested. The proposal will be effected for an Absolute Fund only if approved by shareholders of such Absolute Fund. The proposal, as it pertains to an Absolute Fund, is not contingent upon the proposal as it pertains to the other Absolute Funds.

Question: ***How will the Absolute Funds be impacted by the Reorganization?***

Answer: The Absolute Funds are each a separate portfolio series of Forum Funds, a Delaware statutory trust, and the Absolute Funds are managed by the Adviser. UST is an Ohio business trust structured such that its board of trustees provides oversight to, and a common set of service providers provide non-investment management services to, a number of different funds managed by different, unaffiliated investment advisers. As a series of UST, each New Fund thus will be overseen by a different board of trustees and have different officers than the Absolute Funds. The New Funds will also be subject to the compliance and other policies and procedures of UST, although it is not anticipated that this will result in any substantive change from the current day-to-day operations of the Absolute Funds.

Custody, administration, accounting, transfer agency, and distribution services ("Third Party Service Arrangements") are provided to Forum Funds and UST by the following:

	Forum Funds	UST
Administrator/ Transfer Agent	Atlantic Fund Administration, LLC d/b/a Apex Fund Services Three Canal Plaza Portland, ME 04101	Ultimus Fund Solutions, LLC 4221 North 203rd Street Suite 100 Elkhorn, NE 68022-3474
Distributor	Foreside Fund Services, LLC Three Canal Plaza, Suite 100 Portland, ME 04101	Ultimus Fund Distributors, LLC 225 Pictoria Drive, Suite 450 Cincinnati, OH 45246
Custodian	U.S. Bank, N.A. 1155 N. Rivercenter Drive, MK-WI-S302, Milwaukee, WI 53212	U.S. Bank, N.A. 1155 N. Rivercenter Drive, MK-WI-S302, Milwaukee, WI 53212
Auditor	Cohen & Company, Ltd. 1835 Market Street, 3rd Floor Philadelphia, PA 19103	Cohen & Company, Ltd. 151 North Franklin Street, Suite 575 Chicago, IL 60606

Question: *Who are Ultimus Fund Solutions LLC and Ultimus Fund Distributors LLC?*

Answer: Ultimus Fund Solutions, LLC is one of the largest independent fund administration providers in the United States. As of March 31, 2023, it serves as the administrator for over 600 mutual funds and exchange-traded funds ("ETFs"). Ultimus Fund Distributors, LLC is a broker-dealer specializing in mutual fund distribution. As of March 31, 2023, it provides distribution services to approximately 240 registered funds.

Question: *What will remain the same after the Reorganizations?*

Answer: The Reorganizations, if consummated, will provide each Absolute Fund's shareholders with the opportunity to continue to invest in the corresponding New Fund, offering the same day-to-day investment management of the portfolio by the same investment adviser and portfolio managers that currently manage the Absolute Fund. The Reorganizations will not affect an Absolute Fund's investment objective, principal investment strategies, or principal investment risks. There are no changes anticipated to be made to any Absolute Fund portfolio as a result of being reorganized into the corresponding New Fund. Each New Fund will be managed in accordance with the same investment objective and principal investment strategies and will be subject to the same principal investment risks as its corresponding Absolute Fund. The Adviser serves as the investment adviser to the Absolute Funds under an investment advisory agreement with Forum Funds, on behalf of the Absolute Funds. The Adviser will serve as the investment adviser to each New Fund under an investment advisory agreement with UST, on behalf of the New Funds. The investment advisory agreement with UST will be substantially the same as the investment advisory agreement with Forum Funds, except, with respect to the New Funds, the Adviser is subject to a negligence standard of care; whereas, with respect to the Absolute Funds, the Adviser is subject to a gross negligence standard of care. Kovitz Investment Group Partners, LLC ("Kovitz") serves as the investment subadviser to the Absolute Capital Opportunities Fund under an investment subadvisory agreement between Kovitz and the Adviser; and Kovitz will serve as the investment subadviser to the corresponding New Fund under a new investment subadvisory agreement between Kovitz and the Adviser after the Reorganization. After the Reorganization, the investment subadvisory agreement between Kovitz and the Adviser will be substantially the same as the current investment subadvisory agreement between Kovitz and the Adviser.

Question: *What will change as a result of the Reorganization?*

Answer: If the Reorganization of an Absolute Fund is approved by the shareholders of that Absolute Fund, the Absolute Fund will reorganize into a separate series of Unified Series Trust, a separate trust with a different board of trustees than the Absolute Funds Board. UST is subject to its own Agreement and Declaration of Trust and By-Laws. As a series of UST, each New Fund will have different officers and a different fund administrator, transfer agent, and distributor than each Absolute Fund.

Question: *What effect will the Reorganization have on me as a shareholder?*

Answer: If the Reorganization of an Absolute Fund is approved by the shareholders of that Absolute Fund, the Absolute Fund will be reorganized into a new, identically named New Fund, a series of UST. Each shareholder of an Absolute Fund will receive the same number of full and fractional shares of the same share class of the corresponding New Fund, with the same aggregate NAV, as the shareholder held of the Absolute Fund immediately prior to the Reorganization. There are no changes anticipated to be made to any Absolute Fund portfolio as a result of being reorganized into the corresponding New Fund. The shareholder services offered to the shareholders of the New Funds will be substantially similar to the shareholder services offered to the shareholders of the Absolute Funds. As discussed further below, the investment advisory fee rate for each New Fund will be the same as the investment advisory fee rate for the corresponding Absolute Fund, except that the investment advisory fee rate for Absolute Convertible Arbitrage Fund will be reduced following the Reorganization. The total annual fund operating expenses of each New Fund, both before and after fee waivers and expense reimbursements, are expected to be the same as or less than those of the corresponding Absolute Fund before and after fee waivers and expense reimbursements.

Question: *How will the Reorganization work?*

Answer: The Reorganization of each Absolute Fund will involve three steps: (a) each Absolute Fund will transfer all of its assets to the corresponding New Fund, in exchange for shares of the corresponding New Fund with an aggregate NAV equal to the aggregate NAV of shares of that Absolute Fund, and the assumption by the New Fund of all of the liabilities of that Absolute Fund; (b) each Absolute Fund will distribute the corresponding New Fund shares received in the exchange pro rata to its shareholders; and (c) each Absolute Fund will be liquidated and terminated.

Question: *Who will pay the expenses related to the Reorganization?*

Answer: The Adviser will pay all costs related to the Reorganization, even if the Reorganization is not consummated with respect to one or more Absolute Funds. This includes, but is not limited to, proxy and proxy solicitation costs, printing costs, board fees relating to any special board meetings and legal fees. Neither the Absolute Funds nor the New Funds and their respective shareholders will incur any expenses in connection with the Reorganizations.

Question: *Will my investment advisory fee rate and/or fund expenses change as a result of the Reorganizations?*

Answer: Upon reorganization of the Absolute Convertible Arbitrage Fund into the corresponding New Fund, the Adviser's investment advisory fee rate will be lower than the current investment advisory fee rate. The Adviser's investment advisory fee rates for Absolute Capital Opportunities Fund, Absolute Flexible Fund, and Absolute Strategies Fund will not change upon reorganization into the corresponding New Funds.

The total annual fund operating expenses of each class of shares of each New Fund, as applicable, both before and after fee waivers and expense reimbursements, are expected to be the same as or less than the total annual fund operating expenses of the classes of shares of its corresponding Absolute Fund, before and after fee waivers and expense reimbursements, following the Reorganizations. The expense limitation arrangements currently in place for the Absolute Capital Opportunities Fund, Absolute Flexible Fund, and Absolute Strategies Fund will be retained by the corresponding New Funds through at least July 31, 2025, except that the expense caps for each of these New Funds will be lower than the current expense caps and will be subject to renewal thereafter. The expense limitation arrangements currently in place for the Absolute Convertible Arbitrage Fund will be retained by its corresponding New Fund through at least July 31, 2025, and will be subject to renewal thereafter. After July 31, 2025, the expense limitation arrangements will be subject to renewal by the Board of UST. There is no guarantee that the expense limitation arrangements will be renewed under their current terms or at all. If the expense limitation arrangements are not renewed, the New Funds' fees and expenses could increase after July 31, 2025. The Adviser may be reimbursed by each New Fund for fees the Adviser waived and fund expenses the Adviser paid (including any fees waived or expenses paid with respect to the Absolute Funds before the Reorganization), subject to certain exceptions and limitations, including that the reimbursement would not cause the expense limitation arrangements at the time of the waiver or currently in effect, whichever is lower, to be exceeded.

Question:	***What are the tax consequences of the Reorganizations?***
Answer:	Each Reorganization is expected to be a tax-free reorganization for federal income tax purposes under Section 368(a) of the Internal Revenue Code, as amended. No gain or loss should be recognized by any Absolute Fund or its shareholders as a result of the Reorganization.
Question:	***How does the Board suggest I vote on the Reorganization?***
Answer:	The Board recommends that you vote "FOR" the Reorganization. For a discussion of the considerations of the Board in evaluating these matters, please see the section entitled, "Board Considerations."
Question:	***Will my vote make a difference? What is the vote needed to pass the proposal?***
Answer:	Yes. Your vote is needed to ensure that the proposal can be acted upon, and we encourage all shareholders to participate in the governance of the Absolute Funds. Your immediate response will help prevent the need for any further solicitations for a shareholder vote. We encourage all shareholders to vote, no matter how many shares you own. If not enough shareholders vote, the Reorganizations could be delayed, and we may need to solicit votes again. The Reorganization will be approved with respect to an Absolute Fund only with the affirmative "vote of a majority of the outstanding voting securities" of that Absolute Fund, as defined under the Investment Company Act of 1940 (the "1940 Act"), which means the vote of the lesser of (1) 67% or more of the voting securities present at the Meeting, if more than 50% of the outstanding voting securities of that Absolute Fund are present or represented by proxy or (2) more than 50% of the outstanding voting securities of that Absolute Fund.

Question: **How do I place my vote?**

Answer: You can place your vote by mailing your completed proxy card included with this Proxy Statement in the postage-paid envelope provided. As an alternative to voting the proxy card or voting instruction card by mail, you may vote by telephone, the Internet, or in person. To vote by telephone or the Internet, please follow the instructions listed on the proxy card or voting instruction card. If you will attend the Meeting and vote in person, please let us know by calling Okapi Partners LLC toll-free at (855) 305-0857.

Question: **What if I do not wish to participate in the Reorganization?**

Answer: If you do not wish to have your Absolute Fund shares exchanged for shares of the corresponding New Fund, you may redeem your shares prior to the consummation of the Reorganization. If you redeem your shares, and if you hold shares in a taxable account, you will recognize a taxable gain or loss based on the difference between your tax basis in the shares and the amount you receive for them.

Question: **Whom do I call if I have questions?**

Answer: If you have any questions about the proposal or to quickly vote your shares, please call Okapi Partners LLC, our proxy solicitation firm, toll-free at (855) 305-0857. Representatives are available to take your vote or to answer any questions Monday through Friday 9:00 AM to 9:00 PM (Eastern Time).

SUMMARY OF THE REORGANIZATION PROPOSAL

You are being asked to approve a reorganization of each Absolute Fund in which you are invested pursuant to an Agreement and Plan of Reorganization (the "Reorganization Plan"), which provides for each Absolute Fund to reorganize into its corresponding New Fund, at which time you, as a shareholder of an Absolute Fund, will become a shareholder of a corresponding New Fund.

Each Absolute Fund is a series of Forum Funds. If the Reorganization Plan is approved by shareholders with respect to an Absolute Fund, the Absolute Fund will be reorganized into the new, identically named New Fund, a series of UST. The principal goals of the Reorganization, as identified by the Adviser, are for the Absolute Funds to attempt to gain operational and compliance efficiencies resulting from the consolidation of service providers rendering services to the products sponsored by Absolute, and for the Absolute Funds to realize benefits resulting from having available the resources of a larger mutual fund administrator. The gross and net operating expenses of each New Fund are expected to be the same or less than those of its respective Absolute Fund counterpart. The expense limitation arrangements currently in place for the Absolute Capital Opportunities Fund, Absolute Flexible Fund, and Absolute Strategies Fund will be retained by the corresponding New Funds through at least July 31, 2025, except that the expense caps for each of these New Funds will be lower than the current expense caps and will be subject to renewal thereafter. The expense limitation arrangements currently in place for the Absolute Convertible Arbitrage Fund will be retained by its corresponding New Fund through at least July 31, 2025, and will be subject to renewal thereafter. As a result, the expenses borne by shareholders of each Absolute Fund are expected to be the same as or lower than the current expenses following the Reorganization through at least July 31, 2025. After July 31, 2025, the expense limitation arrangements will be subject to renewal. There is no guarantee that the expense limitation arrangements will be renewed under their current terms or at all. If the expense limitation arrangements are not renewed, the New Funds' fees and expenses could increase after the expense limitation arrangements terminate.

The following items will not change after the Reorganization:

- The investment objective, principal investment strategies, investment policies, and limitations, and fiscal year end of each New Fund will be the same as those of its corresponding Absolute Fund and the principal investment risks of each New Fund will be substantially the same as those of its corresponding Absolute Fund;

- The investment adviser (and investment subadviser, as applicable) to each New Fund will be the same as the current investment adviser (and investment subadviser, as applicable) to its corresponding Absolute Fund;

- The members of the portfolio management team of each New Fund will be the same as the current members of the portfolio management team of its corresponding Absolute Fund;

- The portfolio of each New Fund will remain the same as the portfolio of its corresponding Absolute Fund, with no changes anticipated to be made as a result of the Reorganization;

- The investment advisory fee rates (and investment subadvisory fee rates, as applicable) paid to the investment adviser (and investment subadviser, as applicable) of Absolute Capital Opportunities Fund, Absolute Flexible Fund, and Absolute Strategies will be the same as the current investment advisory fee rates (and investment subadvisory fee rates, as applicable) paid to the investment adviser (and investment subadviser, as applicable) of its corresponding Absolute Fund;

- The number of full and fractional shares of the classes of each Absolute Fund owned by a shareholder immediately prior to the Reorganization will be the same as, and will have an aggregate

NAV equal to, the number of full and fractional shares of the same class of the corresponding New Fund owned by the shareholder immediately after the Reorganization;

- The shareholder services currently offered to the shareholders of the Absolute Funds are expected to be substantially similar to the shareholder services offered to the shareholders of the New Funds; and

- The annual fund operating expenses of each New Fund, both before and after fee waivers and expense reimbursements, as applicable, will be no greater than those of its corresponding Absolute Fund.

The following items will change after the Reorganizations:

- The New Funds will have a different board of trustees than the current Board;

- The Adviser's investment advisory agreement will be with UST, on behalf of each New Fund;

- Each New Fund will be subject to the Agreement and Declaration of Trust and By-Laws of UST; and

- The Adviser's investment advisory fee rate charged to Absolute Convertible Arbitrage Fund will be less than the current investment advisory fee rate.

Pursuant to the Reorganization Plan, the Reorganization will be accomplished as follows: (a) each Absolute Fund will transfer all of its assets to the corresponding New Fund, in exchange for shares of that New Fund with an aggregate NAV equal to the aggregate NAV of shares of the Absolute Fund, and the assumption by the New Fund of all of the liabilities of the applicable Absolute Fund; (b) each Absolute Fund will distribute the relevant New Fund shares received in the exchange pro rata to its shareholders; and (c) each Absolute Fund will be liquidated and terminated. The Reorganization Plan is attached hereto in the Appendix.

The Board recommends a vote "FOR" the Reorganization. For information about the anticipated benefits of the Reorganization, see "REASONS FOR THE PROPOSED REORGANIZATION" below.

At meetings of the Absolute Funds Board held on June 8, 2023 and June 21, 2023, the Forum Funds Trustees, including the members of the Board who are not "interested persons" as that term is defined in the 1940 Act ("Independent Trustees"), considered the Reorganization Plan with respect to each Absolute Fund substantially in the form attached to this Proxy Statement, and, on June 21, 2023, unanimously determined that the Reorganizations would be in the best interests of the shareholders of each Absolute Fund and that the interests of its shareholders will not be diluted as a result of the Reorganizations.

REASONS FOR THE PROPOSED REORGANIZATION

The Adviser requested that the Board consider the Reorganizations. Each Absolute Fund is currently a series of Forum Funds, a Delaware statutory trust, and is managed by the Adviser. Forum Funds is structured such that its board of trustees provides oversight to, and a common set of service providers provide non-investment management services to, a number of different funds managed by different unaffiliated investment advisers. UST is an Ohio business trust structured in the same manner as Forum Funds. If the Reorganization is approved, each New Fund would be a series of UST and the Adviser would be one of a number of investment advisers that provide investment management services to various funds in UST. As regulatory requirements continue to result in increased operating costs, the Adviser believes it is important to attempt to capture the benefits of consolidated compliance and administrative efficiencies. The Adviser believes that the Reorganization will allow the Absolute Funds to attempt to gain operational and compliance efficiencies by operating within UST, which already provides administrative services to another registered fund managed by the Adviser, and to benefit from the resources available to a larger fund administrator. The Adviser represented to the Board that the New Funds are expected to have gross and net expenses that are the same as or less than those of the Absolute Funds due, at least in part, to the economies of scale associated with consolidation of the service providers, including fund administrator, responsible for servicing the products sponsored by Absolute. The expense limitation arrangements in place for the Absolute Funds will be retained by the New Funds through at least July 31, 2025, and will be subject to renewal thereafter. As a result, the total annual fund operating expenses borne by shareholders, both before and after fee waivers and expense reimbursements, as applicable, are expected to be the same or lower for all New Funds, before and after fee waivers and expense reimbursements, following the Reorganizations, through at least July 31, 2025. After July 31, 2025, the expense limitation arrangements will be subject to renewal. There is no guarantee that the expense limitation arrangements will be renewed under their current terms or at all. If the expense limitation arrangements are not renewed, the New Funds' fees and expenses could increase after the expense limitation arrangements terminate. The Adviser also represented that shareholders of the Absolute Funds will not be required to pay for the Reorganizations because the Adviser will bear all costs associated with the Reorganizations (whether or not a Reorganization is consummated). The Adviser assured the Board that the Reorganizations will not result in any changes to the investment objectives, principal investment strategies, principal investment risks, or any change in the portfolio management team of the Absolute Funds.

Board Considerations in Approving the Reorganization

The Absolute Funds Board considered the Reorganizations at meetings held on June 8, 2023 and June 21, 2023, and unanimously approved the Reorganizations at its meeting on June 21, 2023. In advance of such meetings, the Board reviewed detailed information regarding the Reorganizations, including written materials and oral presentations from the Adviser. The Independent Trustees also met in executive session with their independent counsel with no representatives of management present. In determining whether to approve the Reorganizations, the Board inquired into a number of matters and evaluated the Adviser's reasons for recommending the Reorganizations as well as all of the other information provided. After careful consideration, the Board, including all of the Independent Trustees, determined that the Reorganizations were in the best interests of the Absolute Funds and their shareholders and that the interests of the shareholders of the Absolute Funds would not be diluted as a result of the Reorganizations. The Board unanimously approved the Reorganization Plan and recommends that shareholders of the Absolute Funds vote in favor of the proposal. The Board's determinations were made on the basis of each Trustee's judgment after consideration of all of the factors taken as a whole, though individual Trustees may have attributed different weights to various factors. The Board considered all factors it deemed pertinent in its business judgment, including, but not limited to, the following:

- The Adviser will manage each New Fund as the successor to its corresponding Absolute Fund.

- The investment objective, principal investment strategies, and investment policies and limitations of each New Fund will be identical to those of its corresponding Absolute Fund; the principal investment risks of each New Fund are substantially the same as those of its corresponding Absolute Fund; and each New Fund will be managed by the same portfolio management team.

- The investment advisory fee rate for each New Fund will be the same as, or lower than, the current investment advisory fee for its corresponding Absolute Fund.

- The Adviser's belief that the potential benefits of the Reorganizations are that it may result in operational and compliance efficiencies from operating within UST due to the consolidation of the service providers rendering services to the products sponsored by the Adviser, as well as the potential benefits associated with having available the resources of a larger mutual fund administrator.

- The shareholder services offered to the shareholders of the New Funds will be substantially similar to the shareholder services currently offered to the shareholders of the Absolute Funds, although provided by different service providers.

- The qualifications and experience of the New Funds' service providers.

- The gross and net annual operating expenses of the New Funds following the Reorganization are expected to be the same as or less than those of their Absolute Fund counterparts due in part, according to the Adviser, to economies of scale associated with consolidation of the service providers, including fund administrator, responsible for servicing the product sponsored by the Adviser. The Board recognized that the Adviser might benefit to the extent it is required to waive and/or reimburse less fees and/or expenses under the expense limitation agreements because gross operating expenses of Absolute Convertible Arbitrage Fund, Absolute Flexible Fund, and Absolute Strategies Fund are expected to be lower than the current gross operating expenses.

- The Adviser has contractually agreed to waive each New Fund's advisory fee and/or reimburse expenses (excluding certain agreed upon expenses) to ensure that each New Fund's annual net operating expenses are no greater than those of the respective Absolute Fund's current expense limitation commitments through at least July 31, 2025, subject to recoupment by the Adviser.

- With respect to Absolute Convertible Arbitrage Fund, the Adviser will receive a lower investment advisory fee rate from the corresponding New Fund upon the Reorganization.

- The Board noted that the Adviser is permitted to receive reimbursement from each New Fund for fees it waived and fund expenses it paid (including any fees waived or expenses paid with respect to each Absolute Fund before its Reorganization), subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable within three years from the date the fees and expenses were initially waived or reimbursed; (2) the reimbursement may not be made if it would cause the expense limitation in effect at the time of the waiver or currently in effect (after the recoupment has been taken into account), whichever is lower, to be exceeded; and (3) the Adviser may not recoup advisory fees waived by the Adviser related to an Absolute Fund's investments in other pooled vehicles sponsored by the Adviser. Due to the anticipated reduction in the contractual advisory fee for Absolute Convertible Arbitrage Fund upon the reorganization into its New Fund, it is expected that certain amounts previously waived and/or reimbursed will be eligible to be recouped by the Adviser.

- The costs of the Reorganizations, including the costs of soliciting proxies, will be borne by the Adviser and not the Absolute Funds or the New Funds or their respective shareholders, and the Adviser will bear such costs whether the Reorganizations are consummated or not.

- The Adviser will benefit from the reduction in the gross annual expenses of each of Absolute Convertible Arbitrage Fund, Absolute Flexible Fund, and Absolute Strategies Fund by lowering the amounts subject to reimbursement by the Adviser under those Absolute Funds' current expense limitation arrangements, at least until the corresponding New Funds' assets grow to a level where advisory fees are no longer waived.

- Potential conflicts of interest related to the Reorganization that were identified by the Adviser to the Board, including those resulting from any direct and or indirect benefits to the Adviser. In that respect, the Board recognized that the Adviser may benefit from increased compliance and operational efficiencies and from waiving and/or reimbursing less fees and/or expenses after the Reorganization because the gross operating expenses of Absolute Convertible Arbitrage Fund,

Absolute Flexible Fund, and Absolute Strategies Fund are expected to be lower than their current gross operating expenses.

- The Reorganization is expected to qualify as a tax-free reorganization under the Internal Revenue Code of 1986 (the "Code").

- The interests of the shareholders of each Absolute Fund will not be diluted as a result of its Reorganization.

- The costs of the New Funds' service providers are estimated to be no higher than the costs of the Absolute Funds' current service providers.

- If shareholders of an Absolute Fund do not wish to become shareholders of the corresponding New Fund, they may redeem their Absolute Fund shares before the Reorganization.

- If the Reorganization is not approved with respect to an Absolute Fund by the shareholders of that Absolute Fund, its Reorganization will not be consummated, and that Absolute Fund will continue to operate as it does currently. If the Reorganization is approved with respect to other Absolute Funds, however, those Reorganizations will be consummated.

The Absolute Funds Board is submitting to shareholders of each Absolute Fund the proposal to approve the Reorganization Plan with respect to that Absolute Fund. If shareholders of an Absolute Fund approve the proposal with respect to that Absolute Fund, the Absolute Funds Board and officers of Forum Funds will execute and implement the Reorganization Plan and it will take effect on or about September 9, 2023 (the "Closing Date") or such other date as may be agreed upon by the officers of UST and Forum Funds in accordance with the Reorganization Plan. The Board of Trustees of UST has also approved the Reorganization on behalf of the New Funds.

Summary of the Reorganization Plan

Below is a summary of the important terms of the Reorganization Plan, a form of which is set forth in the Appendix to this Proxy Statement, and which we encourage you to read in its entirety. All information regarding UST, its operations and the various agreements between UST and its several service providers have been supplied by the Adviser or UST, and neither Forum Funds nor any member of the Absolute Funds Board has independently verified the accuracy of such information.

Key Provisions. The Reorganization Plan consists of several steps that will occur on the Closing Date following shareholder approval. First, with respect to each Absolute Fund, it will transfer all of its assets to the corresponding New Fund, which is a series of UST, in exchange solely for (1) all of the shares of New Fund with an aggregate NAV equal to the aggregate NAV of the number of full and fractional shares of the Absolute Fund as of the Closing Date and (2) the assumption by the New Fund of all of the liabilities of the Absolute Fund. Immediately thereafter, the Absolute Fund will liquidate and distribute the shares received from the relevant New Fund to its shareholders on a pro rata basis. This will be accomplished by opening an account on the books of the New Fund in the name of each shareholder of record of the Absolute Fund and transferring the New Fund shares to each such account, by class (as applicable), in complete liquidation of the Absolute Fund. As a result, every shareholder of the Absolute Fund will own the same number and class of shares of its corresponding New Fund, with the same aggregate NAV, as the number and class of Absolute Fund shares held by the shareholder immediately before the Reorganization. For example, if you held 100 Institutional Class shares of the existing Absolute Capital Opportunities Fund (a series of Forum Funds) immediately prior to the close of the New York Stock Exchange on the Closing Date, those shares would be canceled and you would receive 100 Institutional Class shares of the corresponding New Fund, which will also be called Absolute Capital Opportunities Fund (a series of UST). The aggregate NAV of your New Fund shares immediately after the Reorganization will be equal to the aggregate NAV of your

Absolute Fund shares immediately prior to the Reorganization. All of these transactions would occur as of the Closing Date. Until the Closing Date, shareholders of the Absolute Funds will continue to be able to redeem their shares at the NAV per share next determined after receipt by the Absolute Funds' transfer agent of a redemption request in proper form. After the Reorganization, all of the issued and outstanding shares of each Absolute Fund will be canceled on the books of each Absolute Fund, and the share transfer books of each Absolute Fund will be permanently closed. If the Reorganization is consummated, shareholders will be free to redeem the shares of the New Fund that they receive in the transaction at their next determined NAV per share. No sales charges will be imposed on the shares of the New Funds issued in connection with its Reorganization. The Reorganization has been structured to qualify for federal income tax purposes as a tax-free reorganization under the Code. As a condition of the Reorganization, counsel for UST shall provide a tax opinion that the shareholders of the Absolute Funds will not recognize any gain or loss for Federal income tax purposes as a consequence of the Reorganizations. Nevertheless, shareholders of the Absolute Funds are encouraged to consult their tax advisors as to any different consequences of redeeming their shares prior to the Reorganizations or exchanging such shares for shares of the corresponding New Fund in the Reorganizations.

Other Provisions. The Reorganizations are subject to a number of conditions set forth in the Reorganization Plan. Certain of these conditions may be waived by each of the Absolute Funds Board and the Board of Trustees of UST. A significant condition includes the approval of the Reorganization Plan by shareholders of an Absolute Fund (which may not be waived). The Reorganization Plan may be terminated and the Reorganization abandoned at any time prior to the Closing Date, before or after approval by the shareholders of an Absolute Fund, by mutual agreement of the parties, or by either party in the event of specified circumstances such as material breach. In addition, the Reorganization Plan may be amended, modified, or supplemented, as Forum Funds and UST may mutually agree on in writing. However, shareholder approval would be required in order to amend the Reorganization Plan, subsequent to the Meeting, in a manner that would have a material adverse effect on the Absolute Funds' shareholders' interests. No governmental consent, approval, authorization or filing is required under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the 1940 Act, or state securities laws, except for (1) UST's filing with the SEC of a registration statement on Form N-1A relating to each New Fund's shares issuable hereunder, and any supplement or amendment thereto, including therein a prospectus ("Registration Statement"), (2) Forum Funds' filing with the SEC of a Proxy Statement on Schedule 14A, and (3) consents, approvals, authorization and filings that have been made or received or may be required immediately after 4:00 p.m., Eastern Time on the Closing Date ("Effective Time").

COMPARISONS OF THE ABSOLUTE FUNDS TO THEIR CORRESPONDING NEW FUNDS

Investment Objective, Principal Investment Strategies; Principal Risks; and Investment Policies and Restrictions. The investment objective, principal investment strategies, and investment policies and limitations of each New Fund are identical to those of the corresponding Absolute Fund and the principal investment risks of each New Fund are substantially the same as those of the corresponding Absolute Fund. There are no changes anticipated to be made to the Absolute Funds' respective portfolios as a result of being reorganized into the New Funds.

Distribution and Purchase Procedures and Exchange Rights; Redemption Procedures; Valuation of Shares. The policies regarding distribution, purchase, redemption, and valuation of shares for the New Funds are substantially similar to those of the Absolute Funds. There are no changes anticipated to be made to the Absolute Funds' policies regarding distribution, purchase, redemption, and valuation of shares as a result of being reorganized into the New Funds.

Fees and Expenses. The Reorganizations will not result in any change to the Adviser's investment advisory fee rate charged to Absolute Capital Opportunities Fund, Absolute Flexible Fund, and Absolute Strategies Fund. The Adviser's investment advisory fee rate charged to Absolute Convertible Arbitrage Fund will be lower upon the Reorganization. In addition, the total annual fund operating expenses of each New Fund, both before and after fee waivers and expense reimbursements, as applicable, are expected to be the same as or less than those of the corresponding Absolute Fund before and after fee waivers and expense reimbursements because (i) the expense limitation arrangements currently in place for each Absolute Fund will be retained and, in the case of Absolute Capital Opportunities Fund, Absolute Flexible Fund, and Absolute Strategies Fund, lowered by the corresponding New Fund through at least July 31, 2025; and (ii) with respect to Absolute Convertible Arbitrage Fund, the investment advisory fee rate charged will be lower upon the Reorganization. The fee rates to be charged by the various service providers to the New Funds are estimated to be no higher and may be lower than the fee rates currently charged to the Absolute Funds. Consistent with the arrangements currently in place for the Absolute Funds, the Adviser and its affiliates, and in certain cases, the New Funds, may make payments to financial intermediaries for certain administrative and shareholder services. These services include maintenance of shareholder accounts by the financial intermediaries, such as recordkeeping (and other activities that otherwise would be performed by the New Funds' transfer agent), sending out shareholder communications on behalf of the New Funds, and transaction processing.

The following tables allows you to compare the shareholder fees and annual fund operating expenses as a percentage of the aggregate daily net assets of each Absolute Fund that you may pay for buying and holding shares of an Absolute Fund to those of the corresponding New Fund. The pro forma columns show estimated expenses of the New Fund for the current fiscal year, as if the Reorganization had occurred on the last day of the Absolute Fund's annual period ended March 31, 2023. The Annual Fund Operating Expenses tables and Example tables shown below are based on actual expenses incurred during each Absolute Fund's annual period ended March 31, 2023. The Example numbers shown in the table below reflect the impact of expense limitation arrangements, as described in detail below, for the period of the respective arrangement. The pro forma columns show your costs as if the Reorganization had occurred on March 31, 2023. Please keep in mind that, as a result of changing market conditions, total asset levels, and other factors, expenses at any time during the current fiscal year may be significantly different from those shown. These tables do not reflect charges that may be imposed in connection with an account through which you hold Fund shares. A broker-dealer or financial institution maintaining the account through which you hold Fund shares may charge separate account, service or transaction fees on the purchase or sale of Fund shares that would be in addition to the fees and expenses shown here.

ABSOLUTE CAPITAL OPPORTUNITIES FUND

Annual Fund Operating Expenses *(expenses that you pay each year as a percentage of the value of your investment)*	Absolute Capital Opportunities Fund	*Pro Forma* New Fund
Management Fees	1.40%	1.40%
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses	0.25%	0.25%[3]
Dividend and Interest Expenses on Short Sales[1]	0.06%	0.06%
Acquired Fund Fees and Expenses[2]	0.08%	0.08%[3]
Total Annual Fund Operating Expenses	1.79%	1.79%[3]
Less: Fee Waiver and/or Expense Reimbursement	(0.16%)[4]	(0.17%)[5]
Total Annual Fund Operating Expenses *After* Fee Waiver and/or Expense Reimbursement	1.63%	1.62%[3]

(1) Dividend and interest expenses on short sales occur when the Fund sells an equity or debt security short to gain the inverse exposure necessary to meet its investment objective.

(2) Acquired Fund Fees and Expenses ("AFFE") are fees and expenses incurred by the Fund in connection with its investments in other investment companies.

(3) Estimated expenses for the current fiscal year.

(4) With respect to the Absolute Fund, Absolute Investment Advisers LLC ("Absolute") has contractually agreed to waive its fee and/or reimburse Fund expenses to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding all taxes, interest, portfolio transaction expenses, dividend and interest expenses on short sales, acquired fund fees and expenses other than those attributable to the investment advisory fees incurred by the Absolute Fund as a result of the Absolute Fund's investments in other pooled vehicles sponsored by Absolute, broker charges, proxy expenses and extraordinary expenses) to 1.49% through August 1, 2024 (the "Expense Cap"). The Expense Cap may only be raised or eliminated with the consent of the Board of Trustees. Absolute may recoup from the Fund fees waived (other than advisory fees waived by Absolute related to the Absolute Fund's investments in other pooled vehicles sponsored by Absolute) and expenses reimbursed by Absolute pursuant to the Expense Cap if such recoupment is made within three years of the fee waiver or expense reimbursement and does not cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement of the Absolute Fund (after the recoupment has been taken into account) to exceed the lesser of (i) the then-current expense cap, and (ii) the expense cap in place at the time the fees/expenses were waived or reimbursed. Pursuant to the terms of the Expense Cap, Absolute has contractually agreed to waive its investment advisory fees related to any Fund assets invested in pooled vehicles sponsored by it.

(5) With respect to the New Fund, Absolute has contractually agreed to waive its management fee and/or reimburse certain operating expenses, but only to the extent necessary so that the New Fund's total annual operating expenses, excluding portfolio transaction and other investment-related costs (including brokerage fees and commissions); taxes; borrowing costs (such as interest

and dividend expenses on securities sold short); acquired fund fees and expenses other than those attributable to the investment advisory fees incurred by the New Fund as a result of the New Fund's investments in other pooled vehicles sponsored by Absolute; fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); any amounts payable pursuant to a distribution or service plan adopted in accordance with Rule 12b-1 under the 1940 Act; expenses incurred in connection with any merger or reorganization; extraordinary expenses (such as litigation expenses, indemnification of Trust officers and Trustees and contractual indemnification of Fund service providers); and other expenses that the Trustees agree have not been incurred in the ordinary course of the Fund's business, does not exceed 1.48% through July 31, 2025 (the "Expense Cap"). The Expense Cap may not be terminated prior to this date except by the Board of Trustees upon sixty (60) days' written notice to Absolute. Absolute may recoup from the Fund fees waived (other than advisory fees waived by Absolute related to the Fund's investments in other pooled vehicles sponsored by Absolute) and expenses reimbursed by Absolute pursuant to the Expense Cap in the three years following the date the particular waiver/expense payment occurred in connection with the Fund or its predecessor fund, but only if such recoupment can be achieved without exceeding (after the recoupment has been taken into account) the annual expense limitation in effect at the time of the waiver/expense payment and any expense limitation in effect at the time of the recoupment. Absolute has contractually agreed to waive its investment advisory fees related to any Fund assets invested in pooled vehicles sponsored by it.

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same, and the contractual agreement to limit expenses remains in effect through July 31, 2025. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Year	Absolute Capital Opportunities Fund	*Pro Forma* New Fund
1	$166	$165
3	$548	$547
5	$955	$954
10	$2,092	$2,091

Portfolio Turnover. The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the fiscal year ended March 31, 2023, the Absolute Fund's portfolio turnover rate was 120% of the average value of its portfolio.

Performance. Set forth below is the performance information for the Absolute Capital Opportunities Fund. The bar chart and table that follow provide some indication of the risks of investing in the New Fund by showing changes in the performance of the Absolute Fund from year to year and by showing how the Absolute Fund's average annual returns compare with those of a broad measure of market performance. The information shown assumes reinvestment of distributions. The New Fund has not yet commenced operations and therefore has no performance history. However, if the Reorganization is approved by shareholders, the New Fund will acquire all of the assets, and assume all of the liabilities, of the Absolute

Fund and will adopt the financial statements and performance history of the Absolute Fund. The Absolute Fund's past performance, before and after taxes, is not necessarily an indication of how the New Fund will perform in the future. Updated performance information for the Absolute Fund is available through the Absolute Fund's website at www.absoluteadvisers.com or by calling (888) 99-ABSOLUTE or (888) 992-2765 (toll free).



Annual Returns as of December 31
Institutional Shares

The calendar year-to-date total return as of June 30, 2023 was 1.01%.

During the period shown, the highest return for a quarter was 10.11% for the quarter ended March 31, 2018, and the lowest return was -5.10% for the quarter ended December 31, 2022.

Average Annual Total Returns
(For the periods ended December 31, 2022)

	1 Year	5 Year	Since Inception 12/30/15
Return Before Taxes	-6.59%	1.06%	2.62%
Return After Taxes on Distributions	-6.59%	-0.63%	1.39%
Return After Taxes on Distributions and Sale of Fund Shares	-3.90%	0.26%	1.62%
HFRX Equity Hedge Index (reflects no deduction for expenses or taxes)	-3.18%	2.63%	3.26%
S&P 500® Index (reflects no deduction for expenses or taxes)	-18.11%	9.42%	11.33%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-advantaged arrangements, such as 401(k) plans or individual retirement accounts.

Tax Information. Shareholders may receive distributions from the Fund, which may be taxed to shareholders other than tax-advantaged investors (such as tax-advantaged retirement plans and accounts) as ordinary income, capital gains, or some combination of both. If you are investing through a tax-advantaged account, you may still be subject to taxation at ordinary income tax rates upon withdrawals from that account.

Payments to Broker-Dealers and Other Financial Intermediaries. If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's website for more information.

Existing and Pro Forma Capitalization of the Fund

The following tables set forth the capitalization of the Absolute Fund as of March 31, 2023, and of the New Fund as if the Reorganization took place on March 31, 2023. The capitalization of the New Fund will likely be different at the time that the Reorganization is consummated, including as a result of daily share purchase and redemption activity in the Absolute Fund and changes in NAV per share.

	Absolute Capital Opportunities Fund	*Pro Forma* New Fund
Total Net Assets	$96,680,977	$96,680,977
Shares Outstanding	10,130,275	10,130,275
NAV per Share	9.54	9.54

ABSOLUTE CONVERTIBLE ARBITRAGE FUND

Annual Fund Operating Expenses *(expenses that you pay each year as a percentage of the value of your investment)*	**Institutional Shares**		**Investor Shares**	
	Absolute Convertible Arbitrage Fund	***Pro Forma* New Fund**	**Absolute Convertible Arbitrage Fund**	***Pro Forma* New Fund**
Management Fees	1.20%	1.00%	1.20%	1.00%
Distribution and/or Service (12b-1) Fees	None	None	0.25%	0.25%
Other Expenses	0.21%	0.18%[3]	0.24%	0.18%[3]
Dividend and Interest Expenses on Short Sales[1]	0.13%	0.13%[3]	0.13%	0.13%[3]
Acquired Fund Fees and Expenses[2]	0.02%	0.02%[3]	0.02%	0.02%[3]
Total Annual Fund Operating Expenses	1.56%	1.33%[3]	1.84%	1.58%[3]
Fee Waiver and/or Expense Reimbursement or Recoupment	(0.21%)[4]	0.02%[5]	(0.24%)[4]	0.02%[5]
Total Annual Fund Operating Expenses *After* Fee Waiver and/or Expense Reimbursement	1.35%	1.35%[3]	1.60%	1.60%[3]

(1) Dividend and interest expenses on short sales occur when the Fund sells an equity or debt security short to gain the inverse exposure necessary to meet its investment objective.

(2) Acquired Fund Fees and Expenses ("AFFE") are fees and expenses incurred by the Fund in connection with its investments in other investment companies.

(3) Estimated expenses for the current fiscal year.

(4) With respect to the Absolute Fund, Absolute Investment Advisers LLC ("Absolute") has contractually agreed to waive its fee and/or reimburse Fund expenses to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding all taxes, interest, portfolio transaction expenses, dividend and interest expenses on short sales, acquired fund fees and expenses other than those attributable to the investment advisory fees incurred by the Absolute Fund as a result of the Absolute Fund's investments in other pooled vehicles sponsored by Absolute, broker charges, proxy expenses and extraordinary expenses) to 1.20% and 1.45% of the Institutional Shares and Investor Shares, respectively, through August 1, 2024 (the "Expense Cap"). The Expense Cap may only be raised or eliminated with the consent of the Board of Trustees. Absolute may recoup from the Fund fees waived (other than advisory fees waived by Absolute related to the Absolute Fund's investments in other pooled vehicles sponsored by Absolute) and expenses reimbursed by Absolute pursuant to the Expense Cap if such recoupment is made within three years of the fee waiver or expense reimbursement and does not cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement of the Absolute Fund (after the recoupment has been taken into account) to exceed the lesser of (i) the then-current expense cap, and (ii) the expense cap in place at the time the fees/expenses were waived or reimbursed. Pursuant to the terms of the Expense Cap, Absolute has contractually agreed to waive its investment advisory fees related to any Fund assets invested in pooled vehicles sponsored by it.

(5) With respect to the New Fund, Absolute has contractually agreed to waive its management fee and/or reimburse certain operating expenses, but only to the extent necessary so that the New Fund's total annual operating expenses, excluding portfolio transaction and other investment-related costs (including brokerage fees and commissions); taxes; borrowing costs (such as interest and dividend expenses on securities sold short); acquired fund fees and expenses other than those attributable to the investment advisory fees incurred by the New Fund as a result of the New Fund's investments in other pooled vehicles sponsored by Absolute; fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); any amounts payable pursuant to a distribution or service plan adopted in accordance with Rule 12b-1 under the 1940 Act; any administrative and/or shareholder servicing fees payable pursuant to a plan adopted by the Board; expenses incurred in connection with any merger or reorganization; extraordinary expenses (such as litigation expenses, indemnification of Trust officers and Trustees and contractual indemnification of Fund service providers); and other expenses that the Trustees agree have not been incurred in the ordinary course of the Fund's business, does not exceed 1.20% and 1.45% of the Institutional Shares and Investor Shares, respectively, through July 31, 2025 (the "Expense Cap"). The Expense Cap may not be terminated prior to this date except by the Board of Trustees upon sixty (60) days' written notice to Absolute. Absolute may recoup from the Fund fees waived (other than management fees waived by Absolute related to the Fund's investments in other pooled vehicles sponsored by Absolute) and expenses pursuant to the Expense Cap in the three years following the date the particular waiver/expense payment occurred in connection with the Fund or its predecessor fund, but only if such recoupment can be achieved without exceeding (after the recoupment has been taken into account) the annual expense limitation in effect at the time of the waiver/expense payment and any expense limitation in effect at the time of the recoupment. The estimated expenses reflect Absolute's recoupment of fees previously waived and/or expenses previously reimbursed by Absolute. Absolute has contractually agreed to waive its investment advisory fees related to any Fund assets invested in pooled vehicles sponsored by Absolute.

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same, and the contractual agreement to limit expenses remains in effect through July 31, 2025. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Year	Institutional Shares		Investor Shares	
	Absolute Convertible Arbitrage Fund	*Pro Forma* New Fund	Absolute Convertible Arbitrage Fund	*Pro Forma* New Fund
1	$137	$135	$163	$161
3	$472	$421	$555	$499
5	$830	$729	$973	$860
10	$1,839	$1,601	$2,139	$1,878

Portfolio Turnover. The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the fiscal year ended March 31, 2023, the Absolute Fund's portfolio turnover rate was 34% of the average value of its portfolio.

Performance. Set forth below is the performance information for the Absolute Convertible Arbitrage Fund's Institutional Class shares. Returns for the Investor Class shares, which are not presented, vary from the returns of the Institutional Class shares. The bar chart and table that follow provide some indication of the risks of investing in the New Fund by showing changes in the performance of the Absolute Fund from year to year and by showing how the Absolute Fund's average annual returns compare with those of a broad measure of market performance. The information shown assumes reinvestment of distributions. The New Fund has not yet commenced operations and therefore has no performance history. However, if the Reorganization is approved by shareholders, the New Fund will acquire all of the assets, and assume all of the liabilities, of the Absolute Fund and will adopt the financial statements and performance history of the Absolute Fund. The Absolute Fund's past performance, before and after taxes, is not necessarily an indication of how the New Fund will perform in the future. Updated performance information for the Absolute Fund is available through the Absolute Fund's website at www.absoluteadvisers.com or by calling (888) 99-ABSOLUTE or (888) 992-2765 (toll free).



Annual Returns as of December 31
Institutional Shares

The calendar year-to-date total return as of June 30, 2023 was 2.85%.

During the period shown, the highest return for a quarter was 4.62% for the quarter ended June 30, 2016, and the lowest return was -3.07% for the quarter ended June 30, 2022.

Average Annual Total Returns
(For the periods ended December 31, 2022)

	1 Year	5 Year	10 Year
Institutional Shares - Return Before Taxes	-0.54%	3.97%	4.21%
Institutional Shares - Return After Taxes on Distributions	-1.56%	3.14%	3.79%
Institutional Shares - Return After Taxes on Distributions and Sale of Fund Shares	-0.02%	2.91%	3.25%
HFRX Fixed Income Convertible Arbitrage Index (reflects no deduction for fees, expenses or taxes)	-12.50%	1.83%	2.19%
Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	-13.01%	0.02%	1.06%
iBoxx High Yield Index (reflects no deduction for fees, expenses or taxes)	-10.74%	1.97%	3.34%
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	-18.11%	9.42%	12.56%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-advantaged arrangements, such as 401(k) plans or individual retirement accounts.

Tax Information. Shareholders may receive distributions from the Fund, which may be taxed to shareholders other than tax-advantaged investors (such as tax-advantaged retirement plans and accounts) as ordinary income, capital gains, or some combination of both. If you are investing through a tax-advantaged account, you may still be subject to taxation at ordinary income tax rates upon withdrawals from that account.

Payments to Broker-Dealers and Other Financial Intermediaries. If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's website for more information.

Existing and Pro Forma Capitalization of the Fund

The following tables set forth the capitalization of the Absolute Fund as of March 31, 2023, and of the New Fund as if the Reorganization took place on March 31, 2023. The capitalization of the New Fund will likely be different at the time that the Reorganization is consummated, including as a result of daily share purchase and redemption activity in the Absolute Fund and changes in NAV per share.

	Absolute Convertible Arbitrage Fund		*Pro Forma* New Fund	
	Institutional Class shares	Investor Class shares	Institutional Class shares	Investor Class shares
Total Net Assets	$783,027,724	$274,290,658	$783,027,724	$274,290,658
Shares Outstanding	71,856,126	25,253,159	71,856,126	25,253,159
NAV per Share	10.90	10.86	10.90	10.86

ABSOLUTE FLEXIBLE FUND

Annual Fund Operating Expenses *(expenses that you pay each year as a percentage of the value of your investment)*	**Absolute Flexible Fund**	*Pro Forma* **New Fund**
Management Fees	1.40%	1.40%
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses	1.03%	0.80%[2]
Acquired Fund Fees and Expenses[1]	0.02%	0.02%[2]
Total Annual Fund Operating Expenses	2.45%	2.22%[2]
Less: Fee Waiver and/or Expense Reimbursement	(0.94%)[3]	(0.72%)[4]
Total Annual Fund Operating Expenses *After* Fee Waiver and/or Expense Reimbursement	1.51%	1.50%[2]

(1) Acquired Fund Fees and Expenses ("AFFE") are fees and expenses incurred by the Fund in connection with its investments in other investment companies.

(2) Estimated expenses for the current fiscal year.

(3) With respect to the Absolute Fund, Absolute Investment Advisers LLC ("Absolute") has contractually agreed to waive its fee and/or reimburse Fund expenses to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding all taxes, interest, portfolio transaction expenses, dividend and interest expenses on short sales, acquired fund fees and expenses other than those attributable to the investment advisory fees incurred by the

Absolute Fund as a result of the Absolute Fund's investments in other pooled vehicles sponsored by Absolute, broker charges, proxy expenses and extraordinary expenses) to 1.49% through August 1, 2024 (the "Expense Cap"). The Expense Cap may only be raised or eliminated with the consent of the Board of Trustees. Absolute may recoup from the Fund fees waived (other than advisory fees waived by Absolute related to the Absolute Fund's investments in other pooled vehicles sponsored by Absolute) and expenses reimbursed by Absolute pursuant to the Expense Cap if such recoupment is made within three years of the fee waiver or expense reimbursement and does not cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement of the Absolute Fund (after the recoupment has been taken into account) to exceed the lesser of (i) the then-current expense cap, and (ii) the expense cap in place at the time the fees/expenses were waived or reimbursed. Pursuant to the terms of the Expense Cap, Absolute has contractually agreed to waive its investment advisory fees related to any Fund assets invested in pooled vehicles sponsored by it.

(4) With respect to the New Fund, Absolute has contractually agreed to waive its management fee and/or reimburse certain operating expenses, but only to the extent necessary so that the New Fund's total annual operating expenses, excluding portfolio transaction and other investment-related costs (including brokerage fees and commissions); taxes; borrowing costs (such as interest and dividend expenses on securities sold short); acquired fund fees and expenses other than those attributable to the investment advisory fees incurred by the New Fund as a result of the New Fund's investments in other pooled vehicles sponsored by Absolute; fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); any amounts payable pursuant to a distribution or service plan adopted in accordance with Rule 12b-1 under the 1940 Act; expenses incurred in connection with any merger or reorganization; extraordinary expenses (such as litigation expenses, indemnification of Trust officers and Trustees and contractual indemnification of Fund service providers); and other expenses that the Trustees agree have not been incurred in the ordinary course of the Fund's business, does not exceed 1.48% through July 31, 2025 (the "Expense Cap"). The Expense Cap may not be terminated prior to this date except by the Board of Trustees upon sixty (60) days' written notice to Absolute. Absolute may recoup from the Fund fees waived (other than advisory fees waived by Absolute related to the Fund's investments in other pooled vehicles sponsored by Absolute) and expenses reimbursed by Absolute pursuant to the Expense Cap in the three years following the date the particular waiver/expense payment occurred in connection with the Fund or its predecessor fund, but only if such recoupment can be achieved without exceeding (after the recoupment has been taken into account) the annual expense limitation in effect at the time of the waiver/expense payment and any expense limitation in effect at the time of the recoupment. Absolute has contractually agreed to waive its investment advisory fees related to any Fund assets invested in pooled vehicles sponsored by it.

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same, and the contractual agreement to limit expenses remains in effect through July 31, 2025. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Year	Absolute Flexible Fund	*Pro Forma* New Fund
1	$154	$153
3	$674	$625
5	$1,221	$1,124
10	$2,715	$2,498

Portfolio Turnover. The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the fiscal year ended March 31, 2023, the Absolute Fund's portfolio turnover rate was 21% of the average value of its portfolio.

Performance. Absolute Flexible Fund commenced operations on June 30, 2022 and, as of March 31, 2023, does not have a full calendar year performance record.

Existing and Pro Forma Capitalization of the Fund

The following tables set forth the capitalization of the Absolute Fund as of March 31, 2023, and of the New Fund as if the Reorganization took place on March 31, 2023. The capitalization of the New Fund will likely be different at the time that the Reorganization is consummated, including as a result of daily share purchase and redemption activity in the Absolute Fund and changes in NAV per share.

	Absolute Flexible Fund	*Pro Forma* New Fund
Total Net Assets	$21,437,832	$21,437,832
Shares Outstanding	653,815	653,815
NAV per Share	10.32	10.32

ABSOLUTE STRATEGIES FUND

Annual Fund Operating Expenses *(expenses that you pay each year as a percentage of the value of your investment)*	**Absolute Strategies Fund**	*Pro Forma* **New Fund**
Management Fees	1.40%	1.40%
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses	0.92%	0.73%[3]
Dividend and Interest Expenses on Short Sales[1]	0.02%	0.02%[3]
Acquired Fund Fees and Expenses[2]	0.66%	0.66%[3]
Total Annual Fund Operating Expenses	3.00%	2.81%[3]
Less: Fee Waiver and/or Expense Reimbursement	(0.55%)[4]	(0.56%)[5]

Total Annual Fund Operating Expenses *After* Fee Waiver and/or Expense Reimbursement	2.45%	2.25%[3]

(1) Dividend and interest expenses on short sales occur when the Fund sells an equity or debt security short to gain the inverse exposure necessary to meet its investment objective.

(2) Acquired Fund Fees and Expenses("AFFE") are fees and expenses incurred by the Fund in connection with its investments in other investment companies.

(3) Estimated expenses for the current fiscal year.

(4) With respect to the Absolute Fund, Absolute Investment Advisers LLC ("Absolute") has contractually agreed to waive its fee and/or reimburse Fund expenses to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding all taxes, interest, portfolio transaction expenses, dividend and interest expenses on short sales, acquired fund fees and expenses other than those attributable to the investment advisory fees incurred by the Absolute Fund as a result of the Absolute Fund's investments in other pooled vehicles sponsored by Absolute, broker charges, proxy expenses and extraordinary expenses) to 1.99% through August 1, 2024 (the "Expense Cap"). The Expense Cap may only be raised or eliminated with the consent of the Board of Trustees. Absolute may recoup from the Fund fees waived (other than advisory fees waived by Absolute related to the Absolute Fund's investments in other pooled vehicles sponsored by Absolute) and expenses reimbursed by Absolute pursuant to the Expense Cap if such recoupment is made within three years of the fee waiver or expense reimbursement and does not cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement of the Absolute Fund (after the recoupment has been taken into account) to exceed the lesser of (i) the then-current expense cap, and (ii) the expense cap in place at the time the fees/expenses were waived or reimbursed. Pursuant to the terms of the Expense Cap, Absolute has contractually agreed to waive its investment advisory fees related to any Fund assets invested in pooled vehicles sponsored by it.

(5) With respect to the New Fund, Absolute has contractually agreed to waive its management fee and/or reimburse certain operating expenses, but only to the extent necessary so that the New Fund's total annual operating expenses, excluding portfolio transaction and other investment-related costs (including brokerage fees and commissions); taxes; borrowing costs (such as interest and dividend expenses on securities sold short); acquired fund fees and expenses other than those attributable to the investment advisory fees incurred by the New Fund as a result of the New Fund's investments in other pooled vehicles sponsored by Absolute; fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); any amounts payable pursuant to a distribution or service plan adopted in accordance with Rule 12b-1 under the 1940 Act; expenses incurred in connection with any merger or reorganization; extraordinary expenses (such as litigation expenses, indemnification of Trust officers and Trustees and contractual indemnification of Fund service providers); and other expenses that the Trustees agree have not been incurred in the ordinary course of the Fund's business, does not exceed 1.79% through July 31, 2025 (the "Expense Cap"). This Expense Cap may not be terminated prior to this date except by the Board of Trustees upon sixty (60) days' written notice to Absolute. Absolute may recoup from the Fund fees waived (other than advisory fees waived by Absolute related to the Fund's investments in other pooled vehicles sponsored by Absolute) and expenses reimbursed by Absolute pursuant to the Expense Cap in the three years following the date the particular waiver/expense payment occurred in connection with the Fund or its predecessor fund, but only if such recoupment can be achieved without exceeding (after the recoupment has been taken into account) the annual expense limitation in effect at the time of the waiver/expense payment and any expense limitation in effect at the time of the

recoupment. Absolute has contractually agreed to waive its investment advisory fees related to any Fund assets invested in pooled vehicles sponsored by it.

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same, and the contractual agreement to limit expenses remains in effect through July 31, 2025. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Year	Absolute Strategies Fund	*Pro Forma* New Fund
1	$248	$228
3	$876	$818
5	$1,529	$1,435
10	$3,279	$3,097

Portfolio Turnover. The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the fiscal year ended March 31, 2023, the Absolute Fund's portfolio turnover rate was 42% of the average value of its portfolio.

Performance. Set forth below is the performance information for the Absolute Strategies Fund. The bar chart and table that follow provide some indication of the risks of investing in the New Fund by showing changes in the performance of the Absolute Fund from year to year and by showing how the Absolute Fund's average annual returns compare with those of a broad measure of market performance. The information shown assumes reinvestment of distributions. The New Fund has not yet commenced operations and therefore has no performance history. However, if the Reorganization is approved by shareholders, the New Fund will acquire all of the assets, and assume all of the liabilities, of the Absolute Fund and will adopt the financial statements and performance history of the Absolute Fund. The Absolute Fund's past performance, before and after taxes, is not necessarily an indication of how the New Fund will perform in the future. Updated performance information for the Absolute Fund is available through the Absolute Fund's website at www.absoluteadvisers.com or by calling (888) 99-ABSOLUTE or (888) 992-2765 (toll free).



Annual Returns as of December 31
Institutional Shares

The calendar year-to-date total return as of June 30, 2023 was -11.37%.

During the period shown, the highest return for a quarter was 4.75% for the quarter ended December 31, 2018, and the lowest return was -6.30% for the quarter ended December 31, 2021.

Average Annual Total Returns
(For the periods ended December 31, 2022)

	1 Year	5 Year	10 Year
Institutional Shares - Return Before Taxes[1]	8.48%	-1.63%	-1.56%
Institutional Shares - Return After Taxes on Distributions	8.48%	-1.81%	-2.24%
Institutional Shares - Return After Taxes on Distributions and Sale of Fund Shares	5.02%	-1.29%	-1.24%
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	-18.11%	9.42%	12.56%
Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	-13.01%	0.02%	1.06%
HFRX Global Hedge Fund Index (reflects no deduction for fees, expenses or taxes)	-4.41%	1.41%	1.76%
MSCI World Index (reflects no deduction for fees, expenses or taxes)	-18.14%	6.14%	8.85%

[1] Effective August 1, 2018, Class R shares were converted, without any fee, load, or charge to shareholders, to shares of the Fund's Institutional Class.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-advantaged arrangements, such as 401(k) plans or individual retirement accounts.

Tax Information. Shareholders may receive distributions from the Fund, which may be taxed to shareholders other than tax-advantaged investors (such as tax-advantaged retirement plans and accounts) as ordinary income, capital gains, or some combination of both. If you are investing through a tax-advantaged account, you may still be subject to taxation at ordinary income tax rates upon withdrawals from that account.

Payments to Broker-Dealers and Other Financial Intermediaries. If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's website for more information.

Existing and Pro Forma Capitalization of the Fund

The following tables set forth the capitalization of the Absolute Fund as of March 31, 2023, and of the New Fund as if the Reorganization took place on March 31, 2023. The capitalization of the New Fund will likely be different at the time that the Reorganization is consummated, including as a result of daily share purchase and redemption activity in the Absolute Fund and changes in NAV per share.

	Absolute Strategies Fund	*Pro Forma* New Fund
Total Net Assets	$32,833,157	$32,833,157
Shares Outstanding	4,693,539	4,693,539
NAV per Share	7.00	7.00

MANAGEMENT ARRANGEMENTS

The Absolute Funds' investment adviser is Absolute Investment Advisers LLC (the "Adviser"), 82 S. Barrett Square, Unit 4G, Rosemary Beach, Florida 32461. The Adviser is a registered investment adviser under the Investment Advisers Act of 1940 and provides investment advisory services to the Absolute Funds under an investment advisory agreement with Forum Funds, on behalf of each Absolute Fund. After the Reorganizations, the Adviser will continue to serve as investment adviser to the New Funds. Kovitz Investment Group Partners, LLC ("Kovitz"), 71 South Wacker Drive, Suite 1860, Chicago, IL 60606, serves as investment subadviser for the Absolute Capital Opportunities Fund under an investment subadvisory agreement between Kovitz and the Adviser. After the Reorganization, Kovitz will continue to serve as investment subadviser to the corresponding New Fund.

Under the current investment advisory agreement between the Adviser and Forum Funds (on behalf of each Absolute Fund), each Absolute Fund currently pays the Adviser an investment advisory fee based its average daily net assets, as follows: an annual rate equal to 1.40% of the average annual daily net assets of the Absolute Capital Opportunities Fund, the Absolute Flexible Fund and the Absolute Strategies Fund; and 1.20% of the average annual daily net assets of the Absolute Convertible Arbitrage Fund. Absolute pays Kovitz a subadvisory fee out of the investment advisory fees it receives from Absolute Capital Opportunities Fund. The Adviser has contractually agreed to waive its fee and/or reimburse Absolute Fund expenses to limit the Absolute Funds' Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding all taxes, interest, portfolio transaction expenses, dividend and interest expenses on short sales, acquired fund fees and expenses other than those attributable to the investment advisory fees incurred by the Fund as a result of the Funds' investments in other pooled vehicles sponsored by Absolute, broker charges, proxy expenses and extraordinary expenses) to 1.49% of the Absolute Capital Opportunities Fund, 1.20% or 1.45% of the Absolute Convertible Arbitrage Fund's Institutional Shares and Investor Shares, respectively, 1.49% of the Absolute Flexible Fund and 1.99% of the Absolute Strategies Fund through at least August 1, 2024. These expense cap arrangements may only be raised or eliminated with the consent of the Board of Forum Funds. The Adviser may recoup from the respective Absolute Fund fees waived (other than investment advisory fees waived by the Adviser related to the Absolute Funds' investments in other pooled vehicles sponsored by the Adviser) and expenses reimbursed by the Adviser pursuant to the expense cap arrangements if such recoupment is made within three years of the fee waiver or expense reimbursement and does not cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement of the Fund (i.e., after the recoupment has been taken into account) to exceed the lesser of (i) any then-current expense cap and (ii) the expense cap in place at the time the fees/expenses were waived or reimbursed. Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement will increase if exclusions from the expense cap arrangements apply. Pursuant to the terms of the Expense Cap, the Adviser has contractually agreed to waive its investment advisory fees related to any Absolute Fund assets invested in pooled vehicles sponsored by it. Each Absolute Fund is charged for those expenses that are directly attributable to it, while other expenses are allocated proportionately among the Absolute Funds and other series of Forum Funds based on methods approved by the Board of Forum Funds.

With respect to each of the New Funds, the Adviser has contractually agreed to continue the above expense limitation arrangements in substantially the same form through at least July 31, 2025. Specifically, for each New Fund, the Adviser has contractually agreed to waive its fee and/or reimburse certain operating expenses to the extent necessary so that total annual operating expenses, excluding portfolio transaction and other investment-related costs (including brokerage fees and commissions); taxes; borrowing costs (such as interest and dividend expenses on securities sold short); acquired fund fees and expenses other than those attributable to the investment advisory fees incurred as a result of the New Fund's investments in other pooled vehicles sponsored by the Adviser; fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); any amounts payable pursuant to a distribution or service plan adopted in accordance with Rule 12b-1 under the 1940 Act; expenses incurred in connection with any merger or reorganization; extraordinary expenses (such as litigation expenses, indemnification of Trust officers and Trustees and contractual indemnification of Fund service providers); and other expenses that the Trustees agree have not been incurred in the ordinary course of the applicable Fund's business, do not exceed 1.48% of the Absolute Capital Opportunities Fund, 1.20% or 1.45% of the Absolute Convertible Arbitrage Fund's Institutional Shares and Investor Shares, respectively, 1.48% of the Absolute Flexible Fund and 1.79% of the Absolute Strategies Fund, through July 31, 2025. This arrangement may not be terminated prior to this date except by the Board of Trustees of the New Funds upon sixty (60) days' written notice to the Adviser. The Adviser may recoup from the applicable New Fund fees waived (other than advisory fees waived by the Adviser related to the applicable Fund's investments in other pooled vehicles sponsored by the Adviser) and expenses reimbursed by the Adviser pursuant to the expense cap in the three years following the date the particular waiver/expense payment occurred in connection with the applicable New Fund or its corresponding Absolute Fund, but only if such recoupment can be achieved without exceeding the annual expense limitation in effect at the time of the waiver/expense payment and any expense limitation in effect at the time of the recoupment. The Adviser has agreed to waive all investment advisory fees incurred by each New Fund as a result of the New Fund's investments in other pooled vehicles sponsored by the Adviser. After July 31, 2025, the expense limitation arrangements will be subject to renewal. There is no guarantee that the expense limitation arrangements will be renewed under their current terms or at all. If the expense limitation arrangements are not renewed, the New Funds' fees and expenses could increase after the expense limitation arrangements terminate.

Portfolio Management. There will be no change to the Absolute Funds' portfolio management teams as a result of the Reorganizations. For the Absolute Capital Opportunities Fund, Mr. Jay Compson, Principal of the Adviser, is the portfolio manager of the Fund. For the Absolute Convertible Arbitrage Fund, Mr. Eric Hage and Mr. Daniel Hage are jointly and primarily responsible for the day-to-day management of the Fund. For the Absolute Flexible Fund, Mr. Eric Hage and Mr. Daniel Hage are jointly and primarily responsible for the day-to-day management of the Fund. For the Absolute Strategies Fund, Mr. Jay Compson is the portfolio manager of the Fund.

Jay Compson is the Portfolio Manager for the Absolute Capital Opportunities Fund and the Absolute Strategies Fund and is responsible for Subadviser selection (for Absolute Capital Opportunities Fund) and overall portfolio construction, allocation, and monitoring of the Funds' assets. Mr. Compson has served as Portfolio Manager of the Absolute Capital Opportunities Fund since it commenced operations in December

2015 and has served as Portfolio Manager of the Absolute Strategies Fund since it commenced operations in July 2005.

Prior to founding Absolute in 2004, Mr. Compson was a Portfolio Manager and Partner at Abington Capital LP, a Boston-based hedge fund. He also spent several years in corporate risk management roles at two investment banks — Lehman Brothers and Tucker Anthony Sutro. Mr. Compson received his BA degree from Franklin & Marshall College and his MBA in Finance and Management from New York University's Stern School of Business.

Eric Hage is a Portfolio Manager for the Absolute Convertible Arbitrage Fund and the Absolute Flexible Fund and is responsible for managing the convertible arbitrage portfolio. Mr. Eric Hage has served as a Portfolio Manager of the Absolute Convertible Arbitrage Fund since its inception in August 2017 and has served as a Portfolio Manager of the Absolute Flexible Fund since its inception in June 2022.

Prior to joining Absolute in 2021, Mr. Eric Hage worked as Chief Investment Officer for Mohican Financial Management, LLC, a previous subadviser for the Absolute Convertible Arbitrage Fund. Prior to founding Mohican in 2002, Mr. Eric Hage spent several years trading and selling convertible securities for investment banks Citigroup, Bear Stearns and Smith Barney. Mr. Eric Hage received his BS degree from Cornell University and his MBA from Columbia Business School.

Daniel Hage is a Portfolio Manager for the Absolute Convertible Arbitrage Fund and the Absolute Flexible Fund and shares responsibility for managing the convertible arbitrage portfolio. Mr. Daniel Hage has served as a Portfolio Manager of the Absolute Convertible Arbitrage Fund since 2020 and has served as Portfolio Manager of the Absolute Flexible Fund since its inception in June 2022.

Prior to joining Absolute in 2021, Mr. Daniel Hage worked as a Principal for Mohican Financial Management, LLC, a previous subadviser for the Absolute Convertible Arbitrage Fund. Prior to joining Mohican in 2002, Mr. Daniel Hage spent over seven years brokering and selling convertible securities for CIBC World Markets, Fahnestock & Company and Murphy & Durieu. Mr. Daniel Hage received his BS degree in Business Finance from LeMoyne College and his MBA degree from the University at Albany.

The Absolute Funds' Statement of Additional Information provides additional information about the compensation of the portfolio managers, other accounts managed by the portfolio managers and the ownership of each Absolute Fund shares by the portfolio managers.

Comparison of Share Classes and Fees

Share Classes. Each Absolute Fund has registered and offers, and its corresponding New Fund will register and offer, certain classes of shares. Each Absolute Fund and its corresponding New Fund have the same share classes. Different classes of shares represent investments in the same portfolio of securities, but the classes are subject to different expenses that are likely to result in different share prices. Institutional Class shares are offered by all Absolute Funds and their corresponding New Funds without any sales charge on purchases or sales, without any ongoing Rule 12b-1 distribution and service fee but are charged an annualized shareholder servicing fee as discussed below. Investor Class shares, which are only offered by the Absolute Convertible Arbitrage Fund and its corresponding New Fund, are offered without any sales charge on purchases or sales, but are charged an annualized Rule 12b-1 distribution and service fee and an annualized shareholder servicing fee, each as discussed below.

Distribution (Rule 12b-1) Plans and Shareholder Servicing Fee Comparison. Each Absolute Fund and its corresponding New Fund have substantially similar distribution plans for the Investor Class. The fee rates under such Rule 12b-1 Plan are identical. Investor Class shares charge an annualized Rule 12b-1 distribution and service fee of 0.25% of average daily net assets and an annualized shareholder servicing fee of up to 0.10% of average daily net assets. Because Rule 12b-1 fees are paid out of fund assets on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

Consistent with the arrangements currently in place for the Absolute Funds, the Adviser and its affiliates, and in certain cases, the New Funds, may make payments to financial intermediaries for certain administrative and shareholder services. These services include maintenance of shareholder accounts by the financial intermediaries, such as recordkeeping (and other activities that otherwise would be performed by the New Funds' transfer agent), sending out shareholder communications on behalf of the New Funds, and transaction processing.

CERTAIN COMPARATIVE INFORMATION ABOUT FORUM FUNDS AND UST

The following is a summary of a comparison of material provisions of the Trust Instrument and By-Laws adopted by Forum Funds versus the Agreement and Declaration of Trust and By-Laws adopted by UST. This summary is not a complete list of similarities and differences. Shareholders should refer to the provisions of these documents and to state law directly for a more thorough comparison. Copies of each of these documents are available to shareholders without charge upon written request.

As summarized below, Forum Funds is Delaware statutory trust and UST is an Ohio business trust. There are no material differences between the rights of shareholders under the governing state laws of Forum Funds and UST except differences in rights provided for in their respective governing instruments, outlined in the chart below.

General. Forum Funds was organized as a Delaware statutory trust pursuant to Trust Instrument (the "Forum Funds Instrument") dated August 29, 1995. As a Delaware statutory trust, Forum Funds' operations are currently governed by the Forum Funds Instrument, as well as by applicable federal and Delaware law. UST was organized as an Ohio business trust on October 14, 2002. As an Ohio business trust, UST's operations are governed by its Agreement and Declaration of Trust, as amended (the "UST Instrument") and applicable federal and state law.

The following table summarizes changes in the rights of Absolute Fund shareholders in the Reorganization from a series of Forum Funds to a series of UST.

CATEGORY	UNIFIED SERIES TRUST [OHIO]	FORUM FUNDS [DELAWARE]
Preemptive Rights	None	Same
Preferences	None	Same
Appraisal Rights	None	Same
Conversion Rights	Subject to compliance with the requirements of the 1940 Act, the Trustees have the authority to provide that holders of Shares of any Series or Class shall have the right to convert said Shares into Shares of one or more other Series or Classes in accordance with such requirements and procedures as may be established by the Trustees.	Same.
Exchange Rights (other than the right/privilege to exchange for shares of other funds as provided in the Funds' prospectuses)	The Trustees may sell, convey and transfer the assets of the Trust, or the assets belonging to any one or more Series, to another U.S. trust, partnership, association or	The Trustees, in order to change the form of organization of the Trust, may, without prior Shareholder approval, (i) cause the Trust to merge or consolidate with or into one or

CATEGORY	UNIFIED SERIES TRUST [OHIO]	FORUM FUNDS [DELAWARE]
	corporation; provided, however, that if shareholder approval is required by the 1940 Act, no assets belonging to any particular Series shall be so transferred unless approved by the affirmative vote of the holders of a majority of the outstanding voting Shares, as defined in the 1940 Act, of that Series.	more U.S. trusts, partnerships, associations or corporations so long as the surviving o entity is an open-end management investment company under the 1940 Act, or (ii) cause the Trust to incorporate under the laws of Delaware. For Series established on or before May 1, 1999, the Trustees, may, upon Majority Shareholder Vote of each Series affected by the matter cause any such Series to merge or consolidate with or into one or more entities, if the surviving or resulting entity is another company registered as an open-end, management investment company under the 1940 Act, or a series thereof. For Series established after May 1, 1999, the Trustees may cause any such Series to merge or consolidate with or into one or more entities, if the surviving or resulting entity is another company registered as an open-end, management investment company under the 1940 Act, or a series thereof.
Annual Meetings	Not required	Same.
Right to Call Shareholder Meetings	If the Trustees fail to call or give notice of any meeting of the Shareholders (including a meeting involving only the holders of Shares of one or more but less than all Series or Classes) for a period of 30 days after written application by Shareholders holding at least 25% of the Shares then outstanding requesting a meeting to be called for any other purpose requiring action by the Shareholders as provided in the Agreement and Declaration of Trust or in the By-Laws, then Shareholders holding at least 25% of the Shares then outstanding may call and give notice of such meeting, and thereupon the meeting shall be held in the manner provided for in the Agreement and Declaration of Trust.	Special meetings of the Shareholders of any Series may be called by the Trustees and shall be called by the Trustees upon the written request of Shareholders owning at least one-tenth of the Outstanding Shares entitled to vote.
Notice of Meetings	Written notice of any meeting of Shareholders shall be given or caused to be given by the Trustees by mailing such notice at least seven	Notice shall be sent, by First Class Mail or such other means determined by the Trustees, at least 15 days prior to any such meeting.

CATEGORY	UNIFIED SERIES TRUST [OHIO]	FORUM FUNDS [DELAWARE]
	(7) days before such meeting.	
Record Date for Meetings	For the purpose of determining the Shareholders who are entitled to vote or act at any meeting or any adjournment thereof, or who are entitled to participate in any dividend or distribution, or for the purpose of any other action, the Trustees may from time to time close the transfer books for such period, not exceeding 30 days (except at or in connection with the termination of the Trust), as the Trustees may determine; or without closing the transfer books the Trustees may fix a date and time not more than 60 days prior to the date of any meeting of Shareholders or other action as the date and time of record for the determination of Shareholders entitled to vote at such meeting or any adjournment thereof or to be treated as Shareholders of record for purposes of such other action, and any Shareholder who was a Shareholder at the date and time so fixed shall be entitled to vote at such meeting or any adjournment thereof, and no Shareholder becoming such after that date and time shall be so entitled to vote at such meeting or any adjournment thereof or to be treated as a Shareholder of record for purposes of such other action.	The Trustees may close the Share transfer books of the Trust for a period not exceeding ninety (90) days preceding the date of any meeting of Shareholders, or the date for the payment of any dividends or other distributions, or allotment of rights; or in lieu of closing the stock transfer books as aforesaid, the Trustees may fix in advance a date, not exceeding ninety (90) days preceding the date of any meeting of Shareholders, or the date for payment of any dividend or other distribution, or allotment of rights, as a record date for the determination of the Shareholders entitled to notice of, and to vote at, any such meeting, or entitled to receive payment of any such dividend or other distribution, or any allotment of rights. Such Shareholders and only such Shareholders as shall be Shareholders of record entitled to notice of, and to vote at, any such meeting, or to receive such dividend or other distribution, or allotment of rights, notwithstanding any transfer of any Shares on the books of the Trust after any such record date fixed as aforesaid.
Quorum for Meetings	A majority of Shares entitled to vote shall be a quorum for the transaction of business at a Shareholders' meeting, except that where any provision of law or of the Declaration of Trust permits or requires that holders of any Series or Class thereof shall vote as a Series or Class, then a majority of the aggregate number of Shares of that Series or Class thereof entitled to vote shall be necessary to constitute a quorum for the transaction of business by that Series or Class. Any lesser number shall be sufficient for adjournments.	One-third of Shares entitled to vote in person or by proxy shall be a quorum for the transaction of business at a Shareholders' meeting, except that where any provision of law or of this Trust Instrument permits or requires that holders of any Series shall vote as a Series (or that holders of a class shall vote as a class), then one-third of the aggregate number of Shares of that Series (or that class) entitled to vote shall be necessary to constitute a quorum for the transaction of business by that Series (or that class). Any lesser number shall be sufficient for adjournments.
Vote Required for Election of Trustees/Directors	At a meeting at which a quorum is present, a plurality of votes cast	Same.

CATEGORY	UNIFIED SERIES TRUST [OHIO]	FORUM FUNDS [DELAWARE]
	shall elect a Trustee.	
Adjournment of Meetings	Any number of Shares present shall be sufficient for adjournments. Any adjourned session or sessions may be held, within a reasonable time after the date set for the original meeting, without the necessity of further notice.	Same.
Removal of Trustees/Directors by Shareholders	Any Trustee may be removed with or without cause at any time by vote of the Shareholders holding not less than two-thirds of the Shares then outstanding, cast in person or by proxy at any meeting called for the purpose, or by a declaration in writing signed by Shareholders holding not less than two-thirds of the Shares then outstanding and filed with the Trust's custodian.	A Trustee may be removed at any meeting of the Shareholders of the Trust by a vote of Shareholders owning at least two-thirds of the Outstanding Shares.
Personal Liability of Officers and Trustees/Directors	All persons extending credit to, contracting with or having any claim against any Series of the Trust (or the Trust on behalf of any Series) shall look only to the assets of that Series for payment under such credit, contract or claim; and neither the Shareholders nor the Trustees, nor any of the Trust's officers, employees or agents, whether past, present or future, shall be personally liable therefor. Every note, bond, contract, instrument, certificate or undertaking and every other act or thing whatsoever executed or done by or on behalf of the Trust or the Trustees or any of them in connection with the Trust shall be conclusively deemed to have been executed or done only by or for the Trust or the Trustees and not personally. Nothing in this Declaration of Trust shall protect any Trustee or officer against any liability to the Trust or the Shareholders to which such Trustee or officer would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee or of such officer.	To the maximum extent permitted by law, all persons contracting with or having any claim against the Trust or a particular Series shall look only to the assets of the Trust or Assets belonging to such Series, respectively, for payment under such contract or claim; and neither the Trustees nor any of the Trust's officers or employees, whether past, present or future, shall be personally liable therefor. Provided they have acted in good faith, the Trustees and officers of the Trust shall not be responsible or liable for any act or omission or for neglect or wrongdoing of them or any officer, agent, employee, investment adviser, principal underwriter or independent contractor of the Trust or any Series, but nothing contained in this Trust Instrument or in the Delaware Act shall protect any Trustee or officer of the Trust against liability to the Trust, a Series or to Shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

CATEGORY	UNIFIED SERIES TRUST [OHIO]	FORUM FUNDS [DELAWARE]
Personal Liability of Shareholders	No Shareholder of the Trust or of any Series shall be personally liable for the debts, liabilities, obligation and expenses incurred by, contracted for, or otherwise existing with respect to, the Trust or by or on behalf of any Series.	Same.
Right of Inspection	The records of the Trust shall be open to inspection by Shareholders to the same extent as is permitted stockholders of an Ohio corporation under the Ohio General Corporation Law.	No Shareholder shall have any right to inspect any account or book or document of the Trust except as conferred by law or otherwise permitted by the Trustees.
Liquidation and Dissolution	The liquidation of any particular Series or Class may be authorized by vote of a majority of the Trustees then in office subject to the approval of a majority of the outstanding voting Shares of that Series or Class, as defined in the 1940 Act.	The Trust and any series or class established on or prior to May 1, 1999 may be terminated by vote of a majority of the Shares of the Trust, series or class, as applicable,, subject to a vote of a majority of the Trustees. Any series or class established after May 1, 1999 may be terminated as determined by the Board of Trustees.
Number of Authorized Shares; Par Value	The number of authorized Shares and the number of Shares of each Series and Class that may be issued is unlimited, and the Trustees may issue Shares of any Series or Class for such consideration and on such terms as they may determine (or for no consideration if pursuant to a Share dividend or split-up), all without action or approval of the Shareholders.	The beneficial interest in the Trust shall be divided into such transferable Shares of one or more separate and distinct Series or classes of a Series as the Trustees shall from time to time create and establish. The number of Shares of each Series, and class thereof, authorized hereunder is unlimited. Each Share shall have no par value.
Shareholder Proxies	Shares may be voted in person or by proxy. A proxy with respect to Shares held in the name of two or more persons shall be valid if executed by any one of them unless at or prior to exercise of the proxy the Trust receives a specific written notice to the contrary from any one of them. A proxy purporting to be executed by or on behalf of a Shareholder shall be deemed valid unless challenged at or prior to its exercise and the burden of proving invalidity shall rest on the challenger.	Shareholders may vote by proxy provided it is in writing, signed by the shareholder and filed with the secretary of the Trust. A validly executed proxy which does not state it is irrevocable will continue in full force and effect for a maximum of 11 months from the date of the proxy unless otherwise provided in the proxy. The revocability of a proxy that states it is irrevocable shall be governed by the provisions of the General Corporation Law of the State of Delaware.
Trustee/Director Power to Amend Organizational	All rights granted to the Shareholders under this Declaration	The Board has the right to amend the Declaration of Trust or the

CATEGORY	UNIFIED SERIES TRUST [OHIO]	FORUM FUNDS [DELAWARE]
Documents	of Trust are granted subject to the reservation of the right to amend this Declaration of Trust as herein provided, except that no amendment shall repeal the limitations on personal liability of any Shareholder or Trustee or repeal the prohibition of assessment upon the Shareholders without the express consent of each Shareholder or Trustee involved. Subject to the foregoing, the provisions of this Declaration of Trust (whether or not related to the rights of Shareholders) may be amended at any time so long as such amendment does not adversely affect the rights of any Shareholder with respect to which such amendment is or purports to be applicable and so long as such amendment is not in contravention of applicable law, including the 1940 Act, by an instrument in writing signed by a majority of the then Trustees (or by an officer of the Trust pursuant to the vote of a majority of such Trustees). Any amendment to this Declaration of Trust that adversely affects the rights of Shareholders may be adopted at any time by Shareholders holding a majority of the Shares entitled to vote (a "Majority Shareholder Vote"); provided, however, than an amendment that shall affect the Shareholders of one or more Series (or of one or more Classes), but not the Shareholders of all outstanding Series (or Classes), shall be authorized by a Majority Shareholder Vote of each Series (or Class, as the case may be) affected, and no vote of a Series (or Class) not affected shall be required.	Certificate of Trust, without shareholder action, to add to, delete, replace or otherwise modify any provisions relating to the Shares. The Declaration of Trust or Certificate of Trust otherwise may be restated and/or amended by a majority of the Board of Trustees and the affirmative vote of a majority of the votes cast. However the Board may restate or amend the Declaration of Trust or Certificate of Trust without shareholder approval to correct any inaccuracy therein. A majority of the Board of Trustees has the right to restate and/or amend the By-Laws at any time without approval of the shareholders.
Involuntary Redemption of Accounts	Each Share is subject to redemption by the Trust at the redemption price which would be applicable if such Share was then being redeemed by the Shareholder: (a) at any time, if the Trustees determine in their sole discretion that failure to so redeem may have materially adverse consequences to all or any of the holders of the Shares, or any Series or Class thereof, of the Trust, or (b)	The Board may, without vote or consent of the shareholders, and subject to the 1940 Act, redeem Shares or authorize the closing of any Shareholder account, subject to such conditions as may be established by the Board.

CATEGORY	UNIFIED SERIES TRUST [OHIO]	FORUM FUNDS [DELAWARE]
	upon such other conditions as may from time to time be determined by the Trustees and set forth in the then current Prospectus.	

Changes in the Rights of Shareholders. Under the UST Instrument, written application by shareholders holding at least 25% of the shares then outstanding is required to request a special meeting of shareholders. Under the Forum Funds Instrument, a special meeting of shareholders may be called upon the written request of shareholders owning at least 10% of the shares then outstanding and entitled to vote. Under the UST Instrument, a majority of shares entitled to vote shall constitute a quorum for the transaction of business. Under the Forum Funds Instrument, one-third of shares entitled to vote shall constitute a quorum for the transaction of business.

EXPENSES OF THE REORGANIZATION

The Adviser will bear all expenses associated with the Reorganizations, regardless of whether or not a Reorganization is consummated with respect to a particular Absolute Fund, including, without limitation, (1) costs associated with preparing and filing Absolute Funds' prospectus supplements and the Registration Statement, and printing and distributing the New Funds' prospectus and the Absolute Funds' Proxy Statement, (2) legal and accounting fees, (3) transfer taxes for foreign securities, (4) proxy solicitation costs, (5) any and all incremental blue sky fees, and (6) expenses of holding the Meeting. Okapi Partners, LLC has been engaged to provide tabulation and solicitation services, which are estimated to cost approximately $75,000.

FEDERAL INCOME TAX CONSEQUENCES

Federal Income Taxes. The following is a general summary of the material federal income tax consequences of the Reorganization and is based upon the current provisions of the Code, the existing U.S. Treasury Regulations thereunder, current administrative rulings of the Internal Revenue Service ("IRS") and published judicial decisions, all of which are subject to change. The summary does not address all of the federal income tax consequences that may be relevant to a particular shareholder or to shareholders who may be subject to special treatment under federal income tax laws.

Each Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Code. In general, the Absolute Funds will neither recognize gain or loss as a consequence of the Reorganizations, nor will the shareholders of any Absolute Fund recognize gain or loss as a result of the Absolute Funds' distribution of its respective New Fund shares to its shareholders in exchange for such shareholder's Absolute Fund shares. In addition, a shareholder's tax basis for shares held in an Absolute Fund will carry over to the shares of the corresponding New Fund acquired in the Reorganization, and the holding period for shares held as a capital asset also will carry over to the New Fund shares received in the Reorganization.

As a condition of the closing of the Reorganization, each Absolute Fund and its corresponding New Fund will receive an opinion from Thompson Hine LLP substantially to the effect that, as further described below, on the basis of existing provisions of the Code, U.S. Treasury regulations issued thereunder, current administrative rules, pronouncements and court decisions, for U.S. federal income tax purposes:

- The Reorganization will constitute a "reorganization" under Section 368(a)(1)(F) of the Code, and each Absolute Fund and each New Fund will be "a party to a reorganization" within the meaning of Section 368(b) of the Code;

- Under Sections 361 and 357 of the Code, no gain or loss will be recognized by an Absolute Fund upon (i) the transfer of all its assets to the corresponding New Fund in exchange for shares of the New Fund and the assumption by the New Fund of all the known and existing liabilities of the Absolute Fund or (ii) the distribution of shares of the New Fund by the Absolute Fund to its shareholders in liquidation, except that the Absolute Fund may be required to recognize gain or loss with respect to (A) contracts described in Section 1256(b) of the Code, (B) stock in a passive foreign investment company, as defined in Section 1297(a) of the Code, or (C) any other gain or loss required to be recognized upon the termination of a position, or upon the transfer of such asset regardless of whether such a transfer would otherwise be a nontaxable transaction under the Code;

- Under Section 1032 of the Code, no gain or loss will be recognized by a New Fund upon receipt of the assets of the corresponding Absolute Fund in exchange for shares of the New Fund and the assumption by the New Fund of all known and existing liabilities of the Absolute Fund;

- Under Section 354 of the Code, no gain or loss will be recognized by the shareholders of an Absolute Fund upon the distribution to them by the Absolute Fund of the shares of the corresponding New Fund in exchange for their shares of the Absolute Fund;

- Under Section 358 of the Code, the basis of shares of the New Fund received by shareholders of the corresponding Absolute Fund will be the same as the basis of the Absolute Fund shares exchanged therefor;

- Under Section 362(b) of the Code, the basis of the Absolute Fund's assets received by the corresponding New Fund will be the same in the hands of the New Fund as the basis of such assets in the hands of the Absolute Fund immediately prior to the transfer, adjusted for any gain or loss required to be recognized in the second bullet point above;

- Under Section 1223(1) of the Code, each shareholder's holding period in the shares of a New Fund will be determined by including the period for which the shareholder held the shares of the corresponding Absolute Fund exchanged therefor, provided that the shareholder held such shares of the Absolute Fund as a capital asset at the time of the exchange;

- Under Section 1223(2) of the Code, the holding period of a New Fund with respect to the corresponding Absolute Fund's assets, other than any asset with respect to which gain or loss is required to be recognized as described in the second bullet point above, will include the period for which the Absolute Fund's assets were held by the Absolute Fund; and

- Each New Fund will succeed to and take into account those tax attributes of the corresponding Absolute Fund that are described in Section 381(c) of the Code, subject to the conditions and limitations specified in the Code, the regulations thereunder, and existing court decisions and published interpretations of the Code and regulations.

- The consummation of the Reorganization will not terminate the taxable year of an Absolute Fund for federal income tax purposes, aside from any elective change in the taxable year of the New Fund. The part of the taxable year of the Absolute Fund before the Reorganization and part of the taxable year of the New Fund after the Reorganization will constitute a single taxable year of the New Fund.

The opinion will be based on certain factual certifications made by the officers of the Absolute Funds and the New Funds and will also be based on customary assumptions. It is possible that the IRS or a court could disagree with Thompson Hine LLP's opinion, which therefore cannot be free from doubt.

Opinion of counsel is not binding upon the IRS or the courts. If a Reorganization were consummated but did not qualify as a tax-free reorganization under the Code, a shareholder of the Absolute Fund would recognize a taxable gain or loss equal to the difference between his or her tax basis in his or her Absolute Fund shares and the fair market value of the shares of the New Fund he or she received. Shareholders of an Absolute Fund should consult their tax advisors regarding the effect, if any, of the Reorganizations in light of their individual circumstances.

This description of the U.S. federal income tax consequences of the Reorganizations is made without regard to the particular facts and circumstances of any shareholder. Shareholders are urged to consult their tax advisors regarding the effect, if any, of the Reorganization in light of their individual circumstances. Because the foregoing discussion relates only to the U.S. federal income tax consequences of the Reorganizations, shareholders of an Absolute Fund should also consult their tax advisors as to the state, local and foreign tax consequences, if any, of the Reorganizations.

State and Local Taxes. You should consult your tax adviser regarding the effect, if any, of the proposed Reorganizations in light of your individual circumstances. Since the foregoing discussion relates only to the federal income tax consequences of the Reorganizations, you should also consult your tax adviser as to state and local tax consequences, if any, of the Reorganizations.

Cost Basis Reporting. Federal law requires that mutual fund companies report their shareholders' cost basis, gain/loss, and holding period to the IRS on their shareholders' Consolidated Form 1099s when "covered" securities are sold. Covered securities are any regulated investment company and/or dividend reinvestment plan shares acquired on or after January 1, 2012. Like each Absolute Fund, each New Fund has chosen average cost as their standing (default) tax lot identification method for all shareholders. A tax lot identification method is the way each New Fund will determine which specific shares are deemed to be sold when there are multiple purchases on different dates at differing NAVs, and the entire position is not sold at one time. The New Funds' standing tax lot identification method is the method used providing that covered shares will be reported on your Consolidated Form 1099 if you do not select a specific tax lot identification method. You may choose a method different than a New Fund's standing method and will be able to do so at the time of your purchase or upon the sale of covered shares. Please refer to the appropriate Treasury Regulations or consult your tax advisor with regard to your personal circumstances. For those securities defined as "covered" under current cost basis tax reporting Treasury Regulations, each New Fund is responsible for maintaining accurate cost basis and tax lot information for tax reporting purposes. No New Fund is responsible for the reliability or accuracy of the information for those securities that are not "covered". Each New Fund and its service providers do not provide tax advice. You should consult independent sources, which may include a tax professional, with respect to any decisions you may make with respect to choosing a tax lot identification method.

OTHER SERVICE PROVIDERS

Certain of the Funds' key service providers are identified in the following table:

	Forum Funds	UST
Administrator/ Transfer Agent	Atlantic Fund Administration, LLC d/b/a Apex Fund Services Three Canal Plaza Portland, ME 04101	Ultimus Fund Solutions, LLC 4221 North 203rd Street, Suite 100 Elkhorn, NE 68022-3473
Distributor	Foreside Fund Services, LLC Three Canal Plaza, Suite 100 Portland, ME 04101	Ultimus Fund Distributors, LLC 225 Pictoria Drive, Suite 450 Cincinnati, OH 45246
Custodian	U.S. Bank, N.A. 1155 N. Rivercenter Drive,	U.S. Bank, N.A. 1155 N. Rivercenter Drive,

	MK-WI-S302, Milwaukee, WI 53212	MK-WI-S302, Milwaukee, WI 53212
Auditor	Cohen & Company, Ltd. 1835 Market Street, 3rd Floor Philadelphia, PA 19103	Cohen & Company, Ltd. 151 North Franklin Street, Suite 575 Chicago, IL 60606

OTHER INFORMATION

Operation of the Absolute Funds. The principal executive offices of Forum Funds are located at Three Canal Plaza, Portland, Maine 04101. The Board of Forum Funds supervises the business activities of the Absolute Funds.

The Proxy. The Absolute Funds Board is soliciting proxies so that each shareholder has the opportunity to vote on the proposal to be considered at the Meeting. A proxy for voting your shares at the Meeting is enclosed. The shares represented by each valid proxy received in time will be voted at the Meeting as specified. If no specification is made, the shares represented by a duly executed proxy will be voted for approval of each proposal described in this Proxy Statement and at the discretion of the holders of the proxy on any other matter that may come properly before the Meeting. You may revoke your proxy at any time before it is exercised by (1) submitting a duly executed proxy bearing a later date, (2) submitting a written notice to the Secretary of Forum Funds revoking the proxy, or (3) attending and voting at the Meeting.

Voting Securities and Voting. Shareholders of record of each Absolute Fund at the close of business on June 12, 2023 ("Record Date"), are entitled to vote at the Meeting or at any adjournments thereof. As of June 12, 2023, the Absolute Capital Opportunities Fund had 9,551,907.211 shares outstanding and entitled to vote at the Meeting; Absolute Convertible Arbitrage Fund Institutional Class had 75,911,577.067 shares outstanding and entitled to vote at the Meeting; Absolute Convertible Arbitrage Fund Investor Class had 24,924,382.619 shares outstanding and entitled to vote at the Meeting; Absolute Flexible Fund had 2,481,074.746 shares outstanding and entitled to vote at the Meeting; Absolute Strategies Fund had 4,030,070.393 shares outstanding and entitled to vote at the Meeting.

Shareholders are entitled to one vote for each share held and a proportionate vote for each fractional share held. Shareholders of each Absolute Fund will vote on the proposed Reorganization, without regard to the class of shares held. The presence at the Meeting of holders of one-third of the outstanding shares of each Absolute Fund entitled to vote, at the Meeting or by proxy, shall constitute a quorum for the Meeting for that Absolute Fund. A quorum being present, each Absolute Fund will adopt a proposal if a majority of the outstanding voting securities as defined under the 1940 Act (i.e., the lesser of either (i) 67% or more of the applicable voting securities present at the Meeting, if the holders of more than 50% of the outstanding and applicable voting securities of that Absolute Fund are present or represented by proxy or (ii) more than 50% of the outstanding and applicable voting securities of that Absolute Fund) approve the proposal.

For purposes of determining the presence of a quorum for transacting business at the Meeting or any adjournment(s) or postponement(s) thereof, executed proxies marked as abstentions will be treated as shares that are present, but not as votes cast, at the Meeting. The affirmative vote necessary to approve the proposal will be determined with reference to a percentage of shares outstanding or present at the Meeting, which has the effect of treating abstentions as if they were votes against the proposal with regard to that Fund. Broker "non-votes" (that is, proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other person entitled to vote shares on a particular matter with respect to which the broker or nominees do not have discretionary power) will not be treated as shares that are present for quorum purposes and will have no effect on the proposal.

As of the Record Date, the Absolute Strategies Fund held 7.21% (or 689,142.762 shares) of the Absolute Capital Opportunities Fund and 25.26% (or 626,777.698 shares) of the Absolute Flexible Fund, and

Absolute Convertible Arbitrage Fund held 73.28% (or 1,818,022.732 shares) of the Absolute Flexible Fund (collectively, the "Controlled Shares"). **Absolute maintains investment discretion and voting authority over the Controlled Shares and, believing the Reorganization to be in the best interests of the Absolute Funds and their respective shareholders, Absolute intends to vote the Controlled Shares "FOR" the Reorganization.**

If, with respect to an Absolute Fund, either (a) a quorum is not present at the Meeting, or (b) a quorum is present but sufficient votes in favor of the proposal have not been obtained, then the persons named as proxies may propose one or more adjournments of the Meeting with respect to that Absolute Fund, without further notice to the shareholders of the Absolute Fund, to permit further solicitation of proxies, provided such persons determine, after consideration of all relevant factors, including the nature of the proposal, the percentage of votes then cast, the percentage of negative votes then cast, the nature of the proposed solicitation activities and the nature of the reasons for such further solicitation, that an adjournment and additional solicitation is reasonable and in the interests of shareholders.

With respect to an Absolute Fund, the Meeting may be adjourned from time to time by the vote of a majority of the shares represented at the Meeting, whether or not a quorum is present. If the Meeting is adjourned to another time or place, notice need not be given of the adjourned meeting at which the adjournment is taken, unless a new record date of the adjourned meeting is fixed. At any adjourned meeting, Forum Funds may transact any business which might have been transacted at the original meeting.

The individuals named as proxies on the enclosed proxy card will vote in accordance with the shareholder's direction, as indicated thereon, if the proxy card is received and is properly executed. If the shareholder properly executes a proxy and gives no voting instructions with respect to a proposal, the shares will be voted in favor of such proposal. The proxies, in their discretion, may vote upon such other matters as may properly come before the Meeting. The Absolute Funds Board is not aware of any other matters to come before the Meeting.

Solicitation of Proxies. Okapi Partners LLC has been engaged to provide tabulation and solicitation services for an approximate cost of $75,000. Okapi Partners LLC may solicit proxies by mail, telephone, e-mail, or the Internet. Employees of the Adviser or Ultimus Fund Solutions, LLC may make additional solicitations by mail, telephone, e-mail, or the Internet to obtain the necessary shareholder representation at the Meeting but will receive no additional compensation for doing so. We will count proxies that are properly authorized by telephone or electronically transmitted instruments, to the extent that we are able to verify your identity when you authorize your proxy in that manner.

Shareholder Proposals. Forum Funds has not received any shareholder proposals to be considered for presentation at the Meeting. Under the proxy rules of the SEC, shareholder proposals may, under certain conditions, be included in Forum Funds' Proxy Statement for a particular meeting. Under these rules, proposals submitted for inclusion in the proxy materials must be received by Forum Funds within a reasonable time before the solicitation is made. The fact that Forum Funds receives a shareholder proposal in a timely manner does not ensure its inclusion in its proxy materials, because there are other requirements in the proxy rules relating to such inclusion. You should be aware that annual meetings of shareholders are not required as long as there is no particular requirement under the 1940 Act, which must be met by convening such a shareholder meeting. Any shareholder proposal should be sent to Absolute Funds, c/o Apex Fund Services, P.O. Box 588, Portland, Maine 04112.

Proxy Delivery/Householding. If you and another shareholder share the same address, the Transfer Agent may only send one Proxy Statement unless you or the other shareholder(s) request otherwise. Call or write to the Transfer Agent if you wish to receive a separate copy of the Proxy Statement, and the Transfer Agent will promptly mail a copy to you. You may also call or write to the Transfer agent if you wish to receive a separate proxy in the future or if you are receiving multiple copies now and wish to receive a single copy in the future. For such requests, call toll-free at (888) 99-ABSOLUTE or (888) 992-2765 or write to Absolute Funds, c/o Apex Fund Services, P.O. Box 588, Portland, Maine 04112.

SECURITY OWNERSHIP

Security Ownership of Management and Certain Beneficial Owners. The following table provides information on shareholders who owned of record or, to the knowledge of each Absolute Fund, beneficially, more than 5% of any class of each Absolute Fund's outstanding shares as of the Record Date. As of the Record Date, and except as noted in the table below, Forum Funds knows of no person (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) that beneficially owns more than 5% of any class of an Absolute Fund.

As of June 12, 2023, the following persons owned 5% or more of the Absolute Funds' outstanding shares per class.

Name and Address of Beneficial Owner*	Number of Shares	Percentage of Class Owned
Absolute Capital Opportunities Fund		
Pershing LLC 1 Pershing Plaza Jersey City, NJ 07399	5,094,667.589	53.34%
National Financial Services FBO Customers 499 Washington Blvd. Jersey City, NJ 07310-2010	1,945,562.694	20.37%
Charles Schwab & Co., Inc. FBO Customers 211 Main Street San Francisco, CA 94105	1,263,598.725	13.23%
Absolute Strategies Fund Three Canal Plaza, Suite 600 Portland, ME 04101	689,142.762	7.21%
Absolute Convertible Arbitrage Fund – Institutional Shares		
TD Ameritrade Inc FBO Customers PO Box 2226 Omaha, NE 68103-2226	14,848,201.564	19.56%
Charles Schwab & Co., Inc. FBO Customers 211 Main Street San Francisco, CA 94105	14,444,660.422	19.03%
National Financial Services FBO Customers One World Financial Center 200 Liberty Street New York, NY 10281	12,322,813.083	16.23%

Dengel Co. c/o Fiduciary Trust Company International 280 Park Avenue New York, NY 10017	4,189,783.047	5.52%
Maril Co. c/o Reliance Trust Company 4900 W. Brown Deer Road Milwaukee, WI 53223	4,048,349.881	5.33%
LPL Financial FBO Customers 4707 Executive Drive San Diego, CA 92121	4,011,485.231	5.28%
Absolute Convertible Arbitrage Fund – Investor Shares		
National Financial Services FBO Customers One World Financial Center 200 Liberty Street New York, NY 10281	22,532,079.342	90.40%
Charles Schwab & Co., Inc. FBO Customers 211 Main Street San Francisco, CA 94105	1,695,124.561	6.80%
Absolute Flexible Fund		
Absolute Convertible Arbitrage Fund Three Canal Plaza, Suite 600 Portland, ME 04101	1,818,022.732	73.28%
Absolute Strategies Fund Three Canal Plaza, Suite 600 Portland, ME 04101	626,777.698	25.26%
Absolute Strategies Fund		
National Financial Services FBO Customers One World Financial Center 200 Liberty Street New York, NY 10281	2,246,238.65	55.74%
Charles Schwab & Co., Inc. FBO Customers 101 Montgomery St. San Francisco, CA 94104	678,006.171	16.82%
TD Ameritrade Inc FBO Customers PO Box 2226 Omaha, NE 68103-2226	676,076.282	16.78%

* Each entity set forth in this column is the shareholder of record and may be deemed to be the beneficial owner of certain of the shares listed for certain purposes under the securities laws, although certain of the entities generally do not have an economic interest in these shares and would ordinarily disclaim any beneficial ownership.

As of the Record Date, no shareholder of any Absolute Fund, other than another Absolute Fund, would be deemed to be a "control person" (as that term is defined in the 1940 Act) of the applicable Absolute Fund because it beneficially owns, directly or indirectly, more than 25% of the outstanding shares of that Absolute Fund, by virtue of its fiduciary roles with respect to its clients or otherwise. A control person may be able to facilitate shareholder approval of proposals it favors and to impede shareholder approval of proposals it opposes. In this regard, if a control person owns a sufficient number of the applicable Absolute Fund's outstanding shares, then, for certain shareholder proposals, such control person may be able to approve, or to prevent approval, of such proposals without regard to votes by other Absolute Fund shareholders.

Security Ownership of Management. As of March 31, 2023, the trustees and officers, as a group, beneficially owned less than 1% of the outstanding shares of any class of any Absolute Fund. During the two most recently completed calendar years, neither the Independent Trustees of Forum Funds, nor an immediate family member of such Independent Trustee, has owned securities beneficially, or of record, in the Adviser, the Distributor or any of their affiliates. Accordingly, neither the Independent Trustees of Forum Funds, nor any of their immediate family members, has or had a direct or indirect interest, the value of which exceeds $120,000, in the Adviser, the Distributor or any of their affiliates.

The following table reflects the ownership of each Fund's shares by the Trustees and officers of the Trust, as of the Record Date:

Name	Ownership in any Fund as of March 31, 2023
Independent Trustees	
David Tucker	None
Mark D. Moyer	None
Jennifer Brown-Strabley	None
Interested Trustees	
Karen Shaw	None
Executive Officers	
Zachary Tackett	None
Carlyn Edgar	None
Lindsey Dorval	None

As noted above, Absolute maintains investment discretion and voting authority over the Controlled Shares and intends to vote the Controlled Shares "FOR" the Reorganization. To the extent a potential conflict of interest exists, it is that the Reorganization may result in an economic benefit to the Adviser in the form of a reduced obligation under its expense limitation agreement due to the expected lower operating costs for the New Funds. Nevertheless, the Adviser believes that the Reorganization is in the best interest of each Absolute Fund in that shareholders will have the opportunity to experience continuity in their investment, with the benefit of potentially lower expenses in the future due to the economies of scale associated with UST.

AVAILABLE INFORMATION

Forum Funds and UST are subject to the requirements of the Securities Exchange Act of 1934, as amended, and the 1940 Act, and in accordance therewith, file reports, proxy materials, and other information about each of the Funds with the SEC. Reports and other information about the Funds are available on the EDGAR database on the SEC's Internet site located at http://www.sec.gov. Alternatively, copies of this information may be obtained, upon payment of a duplicating fee, by electronic request to the following e-mail address: publicinfo@sec.gov.

FINANCIAL HIGHLIGHTS

Following the Reorganizations, the Absolute Funds will be the accounting survivors. The Absolute Funds' audited financial highlights for the past five fiscal years were derived from financial statements audited by Cohen & Company, Ltd. and, to the extent applicable, BBD, LLP (prior to its acquisition by Cohen &

Company, Ltd. on March 6, 2023) (together, the "Auditor"), the Absolute Funds' independent registered public accounting firm, whose report, along with the Absolute Funds' financial statements and notes thereto, are included in the Absolute Funds' March 31, 2023 Annual Report. The audited financial statements and related report of the Auditor from the Absolute Funds' March 31, 2023 Annual Report are incorporated by reference herein.

FORUM FUNDS
SPECIAL MEETING OF SHAREHOLDERS TO BE HELD AUGUST 10, 2023
THREE CANAL PLAZA, PORTLAND, MAINE 04101

[INSERT FUND NAME]

THIS PROXY IS BEING SOLICITED BY THE BOARD OF TRUSTEES. The undersigned shareholder(s) of the above-mentioned Fund (the "Fund"), a series of the Forum Funds ("Forum Funds"), hereby appoints Zachary Tackett and Lindsey Dorval, or any one of them, true and lawful attorneys with power of substitution of each, to vote all shares of the Fund which the undersigned is entitled to vote, at the Special Meeting of Shareholders to be held on August 10, 2023 at 10:00 a.m., Eastern Time, at the offices of Atlantic Fund Administration, LLC d/b/a Apex Fund Services, the Absolute Funds' administrator, Three Canal Plaza, Portland, Maine 04101, and at any or all adjournments or postponements thereof. In their discretion, the proxy holders named above are authorized to vote upon such other matters as may properly come before the meeting or any adjournments or postponements.

RECEIPT OF THE NOTICE OF THE SPECIAL MEETING AND THE ACCOMPANYING PROXY STATEMENT IS HEREBY ACKNOWLEDGED. THIS PROXY CARD WILL BE VOTED AS INSTRUCTED. IF NO SPECIFICATION IS MADE AND THE PROXY CARD IS EXECUTED, THE PROXY CARD WILL BE VOTED "FOR" THE PROPOSAL SET FORTH ON THE REVERSE.

CONTROL #:

SHARES:

Note: Please date and sign exactly as the name appears on this proxy card. When shares are held by joint owners/tenants, at least one holder should sign. When signing in a fiduciary capacity, such as executor, administrator, trustee, attorney, guardian etc., please so indicate. Corporate and partnership proxies should be signed by an authorized person.

_____
Signature(s) (Title(s), if applicable)

_____

_____
Date

PLEASE VOTE VIA THE INTERNET OR TELEPHONE OR MARK, SIGN, DATE AND RETURN THIS PROXY USING THE ENCLOSED ENVELOPE

CONTINUED ON THE REVERSE SIDE

EVERY SHAREHOLDER'S VOTE IS IMPORTANT!
VOTE THIS PROXY CARD TODAY!

THERE ARE 3 EASY WAYS TO VOTE YOUR PROXY:

1. **By Phone:** Call Okapi Partners toll-free at: **(855) 305-0857** to vote with a live proxy services representative. Representatives are available to take your vote or to answer any questions Monday through Friday 9:00 AM to 9:00 PM (EST).

OR

2. **By Internet:** Refer to your proxy card for the control number and go to: WWW.OKAPIVOTE.COM/FORUM2023 and follow the simple on-screen instructions.

OR

3. **By Mail:** Sign, Date, and Return this proxy card using the enclosed postage-paid envelope.

If possible, please utilize option 1 or 2 to ensure that your vote is received and registered in time for the meeting on
August 10, 2023

| | | THE BOARD OF TRUSTEES RECOMMENDS A VOTE "FOR" THE PROPOSAL | | |

	FOR	AGAINST	ABSTAIN
1. To approve the Agreement and Plan of Reorganization providing for the reorganization of the above-mentioned Fund into a newly created series of Unified Series Trust of the same name;	☐	☐	☐

You may have received more than one proxy card due to multiple investments in the Funds.

PLEASE REMEMBER TO VOTE ALL OF YOUR PROXY CARDS!

PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE UPPER PORTION IN THE ENCLOSED ENVELOPE.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE
SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 10, 2023**

**THE PROXY STATEMENT AND THE NOTICE OF SPECIAL MEETING OF SHAREHOLDERS FOR THIS MEETING
ARE AVAILABLE AT: WWW.OKAPIVOTE.COM/FORUM**

AGREEMENT AND PLAN OF REORGANIZATION AND TERMINATION

THIS AGREEMENT AND PLAN OF REORGANIZATION AND TERMINATION ("Reorganization Agreement") is made as of this ___ day of _____, 2023 by Unified Series Trust, an Ohio statutory trust ("Acquiring Trust"), separately on behalf of each of Absolute Capital Opportunities Fund, Absolute Convertible Arbitrage Fund, Absolute Flexible Fund and Absolute Strategies Fund, (each a separates series of the Acquiring Trust, and each an "Acquiring Fund"); Forum Funds, a Delaware statutory trust ("Selling Trust"), separately on behalf of each of Absolute Capital Opportunities Fund, Absolute Convertible Arbitrage Fund, Absolute Flexible Fund and Absolute Strategies Fund (each a separate series of the Selling Trust and each an "Acquired Fund") (the Acquiring Funds and Acquired Funds may be referred to herein individually as a "Fund" and collectively as the "Funds"); Absolute Investment Advisers LLC, a Massachusetts limited liability company ("Adviser"), the proposed investment adviser to each Acquiring Fund (only for purposes of Sections 1.10, 4.3, 5.10, 5.11, 9.1 and 9.2 of this Reorganization Agreement). The principal place of business of the Adviser is 4 North Street, Suite 2, Hingham, MA 02043; the principal place of business of the Acquiring Trust is 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246; and the principal place of business of the Selling Trust is Three Canal Plaza, Suite 600, Portland, Maine 04101. Notwithstanding anything to the contrary contained herein, the obligations, agreements, representations and warranties with respect to each Fund shall be the obligations, agreements, representations and warranties of that Fund only, and in no event shall any other series of the Acquiring Trust or the Selling Trust or the assets of any other series of the Acquiring Trust or the Selling Trust be held liable with respect to the breach or other default by an obligated Fund of its obligations, agreements, representations and warranties as set forth herein.

This Reorganization Agreement is intended to be and is adopted as a plan of "reorganization" within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended ("Code"), and the Treasury Regulations promulgated thereunder. The reorganization will consist of:

(a) the transfer of all the assets of each Acquired Fund to the corresponding Acquiring Fund (as set forth in Exhibit A hereto), in exchange solely for shares of beneficial interest, no par value per share, of Investor Class shares and Institutional Class shares, as applicable, of the Acquiring Fund (collectively, "Acquiring Fund Shares") and the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund; and

(b) the pro rata distribution, on a class-by-class basis, as applicable, of all the Institutional Class shares of the Acquiring Fund to the Institutional Class shareholders of the Acquired Fund, and, if applicable, of all of the Investor Class shares of the Acquiring Fund to the Investor Class shareholders of the Acquired Fund (as calculated pursuant to this Reorganization Agreement), and the termination, dissolution and complete liquidation of the Acquired Funds as provided herein, all upon the terms and conditions set forth in this Reorganization Agreement (each a "Reorganization" and collectively, the "Reorganizations").

WHEREAS, each Acquiring Fund is a separate series of the Acquiring Trust, each Acquired Fund is a separate series of the Selling Trust, the Acquiring Trust and the Selling Trust are open-end management investment companies registered under the Investment Company Act of 1940, as amended ("1940 Act"), and each Acquired Fund owns securities that generally are assets of the character in which the corresponding Acquiring Fund is permitted to invest;

WHEREAS, each Acquiring Fund has been organized to continue the business and operations of the Acquired Fund;

WHEREAS, each Acquiring Fund is authorized to issue the Acquiring Fund Shares;

WHEREAS, each Acquiring Fund currently has no assets and has carried on no business activities prior to the date first written above and will have no assets and will have carried on no business activities prior to the consummation of the Reorganization, except as necessary to consummate the Reorganization and to issue the Initial Shares (as defined in Section 1.10 of this Agreement) as part of the organization of the Acquiring Fund;

WHEREAS, the Board of Trustees of the Acquiring Trust, including a majority of the trustees who are not "interested persons" of the Acquiring Trust as that term is defined in Section 2(a)(19) of the 1940 Act (the "Independent Trustees"), has determined that the Reorganization is in the best interests of the Acquiring Fund; and

WHEREAS, the Board of Trustees of the Selling Trust, including a majority of its Independent Trustees, has determined that the Reorganization is in the best interests of the Acquired Fund and that the interests of the existing shareholders of each Acquired Fund will not be diluted as a result of the Reorganization.

NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

ARTICLE I
TRANSFER OF ASSETS OF THE ACQUIRED FUND IN EXCHANGE FOR
ACQUIRING FUND SHARES AND THE ASSUMPTION OF THE
ACQUIRED FUNDS' LIABILITIES, AND TERMINATION AND
LIQUIDATION OF THE ACQUIRED FUNDS

1.1   THE EXCHANGE. Subject to the terms and conditions contained herein and on the basis of the representations and warranties contained herein, each Acquired Fund agrees to transfer all its assets, as set forth in Section 1.2 of this Reorganization Agreement, to the corresponding Acquiring Fund. In consideration for such transfer, each Acquiring Fund agrees (a) to deliver to the corresponding Acquired Fund the number of full and fractional Acquiring Fund Shares of each class corresponding to a class of Acquired Fund shares computed in the manner set forth in Section 2.3 of this Reorganization Agreement; and (b) to assume all the liabilities of the Acquired Fund, as set forth in Section 1.3 of this Reorganization Agreement. All Acquiring Fund Shares delivered to the corresponding Acquired Fund shall be delivered at net asset value ("NAV") without a sales load, commission or other similar fee being imposed. Such transactions shall take place at the closing provided for in Section 3.1 of this Reorganization Agreement ("Closing").

1.2   ASSETS TO BE TRANSFERRED. Each Acquired Fund shall transfer all its assets to the corresponding Acquiring Fund, including, without limitation, all cash, securities, commodities, interests in futures and dividends or interest receivables, owned by the Acquired Fund and any deferred or prepaid expenses shown as an asset on the books of the Acquired Fund on the Closing Date (as defined in Section 3.1 of this Reorganization Agreement).

1.3   LIABILITIES TO BE ASSUMED. Each Acquired Fund will endeavor, consistent with its obligation to continue to pursue its investment objective and employ its investment strategies in accordance with the terms of its Prospectus, to discharge all its known liabilities and obligations to the extent possible before the Closing Date, other than those liabilities and obligations which otherwise would be discharged at a later date in the ordinary course of business or any liabilities or obligations that are intended to be assumed and paid by another person or entity (including the Adviser) and those liabilities incurred in the ordinary course of business that are associated with the assets to be transferred. Notwithstanding the foregoing, each Acquiring Fund shall assume all known and unknown liabilities of the corresponding Acquired Fund, which assumed liabilities shall include all of the corresponding Acquired Fund's liabilities, debts, obligations, and duties of whatever kind or nature, whether absolute, accrued, contingent, or otherwise, whether arising in the ordinary course of business, whether determinable at the Closing Date, and whether specifically referred to in this Reorganization Agreement, and shall indemnify and hold harmless the corresponding Acquired Fund and the Selling Trust from and against such liabilities which arise prior to the Closing Date. This includes assumption of the Expense Limitation Agreement ("ELA") for each Acquired Fund and repayment to the Adviser of amounts that become eligible for recoupment within the three years following any fee waiver or expense payment under the ELA.

1.4   LIQUIDATION AND DISTRIBUTION. As soon as reasonably practicable after the Closing:

(a)   Each Acquired Fund will distribute all of the corresponding Acquiring Fund Shares received by the Acquired Fund pursuant to Section 1.1 of this Reorganization Agreement on a class-by-class basis to its shareholders of record, determined as of the close of business on the Valuation Date (as defined in Section 2.1 of this Reorganization Agreement) ("Acquired Fund Shareholders"), in proportion to their corresponding class of Acquired Fund shares then held of record and in constructive exchange therefore. That distribution shall be accomplished by the Acquiring Trust's transfer agent's opening accounts on the Acquiring Fund's shareholder records in the Acquired Fund Shareholders' names and transferring those Acquiring Fund Shares thereto. Each Acquired Fund Shareholder's account shall be credited with the pro rata number of full and fractional Acquiring Fund Shares of the applicable class having an aggregate NAV equal to the aggregate NAV of the corresponding class of Acquired Fund shares that the Acquired Fund Shareholder holds at the Valuation Date. All issued and outstanding shares of the Acquired Fund will simultaneously be canceled on its books. The corresponding Acquiring Fund shall not issue certificates representing Acquiring Fund Shares in connection with such transfer; and

(b)   Each Acquired Fund will thereupon proceed to dissolve and terminate as set forth in Section 1.8 of this Reorganization Agreement.

1.5   OWNERSHIP OF SHARES. Ownership of Acquiring Fund Shares will be shown on the books of the corresponding Acquiring Fund's transfer agent. Shares of each Acquiring Fund will be issued at the Closing to the corresponding Acquired Fund, in an amount computed in the manner set forth in Section 2.3 of this Reorganization Agreement, to be distributed to the corresponding Acquired Fund Shareholders.

1.6   STATE FILINGS. Promptly following the Closing Date, the Selling Trust shall make any filings with the State of Delaware that may be required under state law to cause, implement and complete the termination of each Acquired Fund, and shall file final tax returns with the State of Delaware and elsewhere to the extent required under applicable law.

1.7   TRANSFER TAXES. Any transfer taxes payable upon the issuance of Acquiring Fund Shares in a name other than the registered holder of the Acquired Fund shares on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

1.8   TERMINATION. Each Acquired Fund shall be dissolved, terminated and have its affairs wound up in accordance with Delaware state law, as soon as practicable following the Closing Date and the making of all distributions pursuant to Section 1.4 of this Reorganization Agreement (but no later than six (6) months after the Closing Date). After the Closing Date, each Acquired Fund shall not conduct any business except in connection with its dissolution or as otherwise contemplated hereby.

1.9   BOOKS AND RECORDS. All books and records of each Acquired Fund, including all books and records required to be maintained under the 1940 Act and the rules and regulations thereunder, shall be available to the corresponding Acquiring Fund from and after the Closing Date and copies thereof shall be turned over to the corresponding Acquiring Fund as soon as practicable following the Closing Date. Each Acquiring Fund shall maintain all books and records relating to the Reorganization for the time periods required under applicable law.

1.10   INITIAL SHARES. Prior to the Closing, each Acquiring Fund will issue initial shares of Institutional Class shares and shares of Investor Class shares as applicable (collectively the "Initial Shares") to the Adviser or an affiliate thereof ("Sole Shareholder"), for the sole purpose of allowing the Sole Shareholder to approve certain organizational items on behalf of each Acquiring Fund. The Initial Shares shall be redeemed and cancelled by the Acquiring Fund in exchange for the same value per share immediately prior to the Closing.

ARTICLE II
VALUATION

2.1   VALUATION OF ASSETS AND LIABILITIES. The value of each Acquired Fund's net assets shall be the value of all of the Acquired Fund's assets computed as of the close of regular trading on the New York Stock Exchange ("NYSE") on the Closing Date (such time and date being hereinafter called the "Valuation Date") less the amount of all of the Acquired Fund's liabilities as of the Valuation Date. The value of the Acquired Fund's assets and liabilities shall be determined by using the valuation procedures set forth in the Selling Trust's Pricing Policy and Procedures and the corresponding Acquired Fund's then-current prospectus and statement of additional information, or such other valuation procedures as may be mutually agreed upon by the parties. The aggregate net asset value of each class of the Acquiring Fund Shares shall be the aggregate net asset value of each class of the Acquired Fund computed on the Valuation Date, using the valuation procedures set forth above.

2.2   VALUATION OF SHARES. The NAV per share for the Investor Class shares of each Acquiring Fund shall be equal to the NAV per share for the Investor Class shares of the corresponding Acquired Fund computed on the Valuation Date, using the valuation procedures set forth in Section 2.1 of this Reorganization Agreement. The NAV per share for the Institutional Class shares of each Acquiring Fund shall be equal to the NAV per share for the Institutional Class shares of the corresponding Acquired Fund computed on the Valuation Date, using the valuation procedures set forth in Section 2.1 of this Reorganization Agreement.

2.3   SHARES TO BE ISSUED.

(a) The number of full and fractional Investor Class shares to be issued by an Acquiring Fund in exchange for the net assets of the corresponding Acquired Fund attributable to the Investor Class shares of the Acquired Fund shall be equal to the number of full and fractional Investor Class shares of the Acquired Fund issued and outstanding on the Valuation Date, calculated to the third decimal place after the decimal point. Each Investor Class shareholder of the corresponding Acquired Fund will receive the number of full and fractional shares of Investor Class shares of the Acquiring Fund equal to the number of full and fractional Investor Class shares of the Acquired Fund held by that shareholder immediately prior to the Reorganization, calculated to the third decimal place after the decimal point.

(b) The number of full and fractional Institutional Class shares to be issued by an Acquiring Fund in exchange for the net assets of the corresponding Acquired Fund attributable to the Institutional Class shares of the Acquired Fund shall be equal to the number of full and fractional Institutional Class shares of the Acquired Fund issued and outstanding on the Valuation Date, calculated to the third decimal place after the decimal point. Each Institutional Class shareholder of the corresponding Acquired Fund will receive the number of full and fractional shares of Institutional Class shares of the Acquiring Fund equal to the number of full and fractional Institutional Class shares of the Acquired Fund held by that shareholder immediately prior to the Reorganization, calculated to the third decimal place after the decimal point.

2.4   EFFECT OF SUSPENSION IN TRADING. The Valuation Date and Closing Date (as defined in Section 3.1 of this Reorganization Agreement) shall be postponed, if on the Valuation Date, either:

(a) the NYSE or another primary exchange on which the portfolio securities of an Acquiring Fund or Acquired Fund are purchased or sold, shall be closed to trading or trading on such exchange shall be restricted; or

(b) trading or the reporting of trading on the NYSE or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of an Acquiring Fund or Acquired Fund is impracticable as mutually agreed upon by the parties.

The postponement shall continue until the first business day after the day when trading is fully resumed and reporting is restored.

2.5 DETERMINATION OF VALUE. All computations of value shall be made by Apex US Holdings LLC (d/b/a Apex Fund Services) ("Apex"), the Acquired Funds' administrator, in accordance with its regular practice in pricing the shares and assets of each Acquired Fund and confirmed by Ultimus Fund Solutions, LLC ("Ultimus"), the Acquiring Funds' accounting agent. In the case of differences in valuation, the parties shall discuss in good faith to resolve on the Closing Date.


ARTICLE III
CLOSING AND CLOSING DATE


3.1 CLOSING DATE. The Closing shall occur on September 9, 2023 or such other date as the parties may agree in writing ("Closing Date"). Unless otherwise provided, all acts taking place at the Closing shall be deemed to take place immediately after the close of regular trading on the NYSE on the Valuation Date. The Closing shall be held as soon as practicable after the close of regular trading on the NYSE on the Closing Date at the offices of Ultimus in Cincinnati, Ohio or at such other time and/or place as the parties may agree.

3.2 CUSTODIAN'S CERTIFICATE. The Acquired Funds shall cause U.S. Bank, N.A., as custodian for each Acquired Fund ("Custodian"), to deliver to the Acquiring Funds at the Closing a certificate of an authorized officer stating that (a) each Acquired Fund's portfolio securities, cash, and any other assets shall have been delivered in proper form to the Acquiring Fund on the Closing Date; and (b) all necessary taxes including all applicable U.S. federal and state stock transfer stamps, if any, shall have been paid, or provision for payment shall have been made, in conjunction with the delivery of portfolio securities by the Acquired Fund. Each Acquired Fund's portfolio securities represented by a certificate or other written instrument shall be presented by the Custodian for the Acquired Funds to the custodian for the Acquiring Funds for examination no later than five (5) business days preceding the Closing Date and transferred and delivered by the Acquired Funds as of the Closing Date for the account of the corresponding Acquiring Fund, duly endorsed in proper form for the transfer in such condition as to constitute good delivery thereof.

3.3 TRANSFER AGENT'S CERTIFICATE. The Acquired Funds shall cause Apex, as transfer agent for the Acquired Funds ("Acquired Fund Transfer Agent"), to deliver to the Acquiring Funds at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the corresponding Acquired Fund Shareholders, and the number, class and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Funds shall issue and deliver or cause Ultimus, its transfer agent, to issue and deliver to the Secretary of the Selling Trust at the Closing (a) a certificate as to the opening of accounts in the Acquired Fund Shareholders' names on the Acquiring Fund's share transfer books; and (b) a confirmation evidencing the Acquiring Fund Shares to be credited at the Closing or evidence satisfactory to the corresponding Acquired Fund that such Acquiring Fund Shares have been credited to the corresponding Acquired Fund's account on the books of the Acquiring Fund.

3.4   DELIVERY OF ADDITIONAL ITEMS. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, receipts and other documents, if any, as such other party or its counsel may reasonably request to effect the transactions contemplated by this Reorganization Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

4.1   REPRESENTATIONS OF THE ACQUIRED FUNDS. The Selling Trust, on behalf of each Acquired Fund, represents and warrants to the corresponding Acquiring Fund as follows:

(a)   The Selling Trust is a statutory trust duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b)   The Acquired Fund is a separate series of the Selling Trust duly established in accordance with the applicable provisions of the Selling Trust's Declaration of Trust, as amended.

(c)   The Selling Trust is registered as an open-end management investment company under the 1940 Act, and such registration has not been revoked or rescinded and is in full force and effect.

(d)   The Acquired Fund is not, and the execution, delivery, and performance of this Reorganization Agreement (subject to shareholder approval) will not result, in a conflict with or a material violation of any provision of the Selling Trust's Declaration of Trust or By-Laws (collectively, the "Selling Trust Governing Documents") or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Acquired Fund is a party or by which it is bound.

(e)   Except for conversion fees, if any, that may be paid to the Acquired Fund Transfer Agent and the Acquired Fund's Custodian in connection with the Reorganization or as otherwise disclosed in writing to and accepted by the Acquiring Fund, the Acquired Fund has no material contracts or other commitments (other than this Reorganization Agreement) that will be terminated with liability to the Acquired Fund before the Closing Date, except for liabilities, if any, to be discharged as provided in Section 1.3 of this Reorganization Agreement.

(f)   No litigation, administrative proceeding, or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Acquired Fund or any of its properties or assets, which, if adversely determined, would materially and adversely affect its financial condition, the conduct of its business, or the ability of the Acquired Fund to carry out the transactions contemplated by this Reorganization Agreement. The Acquired Fund is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions contemplated herein and, to the best knowledge of the Acquired Fund, there is currently no formal or informal investigation or action that reasonably could lead to such a result.

(g)   Financial Statements.

(1)   The annual financial statements of the Acquired Fund for the most recently ended fiscal year were prepared in accordance with generally accepted accounting principles and were audited by an independent registered public accounting firm, and such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Acquired Fund as of such period, and there are no known contingent liabilities of the Acquired Fund required to be reflected on a balance sheet (including the notes thereto) in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") as of such date that are not disclosed in such statements.

(2)   The semi-annual financial statements of the Acquired Fund for the most recently ended semi-annual fiscal period ended were prepared in accordance with GAAP and such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Acquired Fund as of such period, and there are no known contingent liabilities of the Acquired Fund required to be reflected on a balance sheet (including the notes thereto) in accordance with GAAP as of such date that are not disclosed in such statements.

(h)   Since the date of the financial statements referred to in subsection (g) above, there have been no material adverse changes in the Acquired Fund's financial condition, assets, liabilities or business (other than changes occurring in the ordinary course of business) and there are no known contingent liabilities of the Acquired Fund arising after such date, except as otherwise disclosed in writing to and accepted by the Acquiring Fund. For the purposes of this subsection (h), distributions of net investment income and net realized capital gains, changes in portfolio securities, a decline in the NAV of the Acquired Fund, or net redemptions shall not constitute a material adverse change.

(i)   All U.S. federal, state, local and other tax returns and related reports of the Acquired Fund required by law to have been filed by it (taking into account permitted extensions for filing) have been timely filed and are correct in all material respects. All U.S. federal, state, local and other taxes required to have been paid (whether shown on any such return or report) have been paid, or provision shall have been made for the payment thereof and any such unpaid taxes are properly reflected on the financial statements referred to in subsection (g) above. To the best of the Acquired Fund's knowledge, no tax authority is currently auditing or preparing to audit the Acquired Fund, and no assessment for taxes, interest, additions to tax, or penalty has been asserted or threatened against the Acquired Fund.

(j)   All issued and outstanding shares of the Acquired Fund are validly issued and fully paid and non-assessable, and purchasers of the shares will not have any obligation to make payments to the registrant or its creditors (other than the purchase price for the shares) or contributions to the registrant or its creditors solely by reason of the purchasers' ownership of the shares of the Acquired Fund. All the issued and outstanding shares of the Acquired Fund will, at the time of the Closing, be held by the persons and in the amounts set forth in the records of the Acquired Fund Transfer Agent as provided in Section 3.3 of this Reorganization Agreement. The Acquired Fund has no outstanding options, warrants, or other rights to subscribe for or purchase any shares of the Acquired Fund and has no outstanding securities convertible into shares of the Acquired Fund.

(k)   At the time of the Closing, the Acquired Fund will have good and marketable title to the Acquired Fund's assets to be transferred to the Acquiring Fund pursuant to Section 1.2 of this Reorganization Agreement, and full right, power, and authority to sell, assign, transfer, and deliver such assets, and, upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no other restrictions on the full transfer thereof, including such restrictions as might arise under the Securities Act of 1933, as amended ("1933 Act"), except those restrictions as to which the Acquiring Fund has received notice and necessary documentation at or prior to the Closing.

(l)   Other than approval by the Acquired Fund Shareholders, the execution, delivery and performance of this Reorganization Agreement have been duly authorized by all necessary action on the part of the Acquired Fund and the Selling Trust's Board of Trustees. Subject to approval by the Acquired Fund Shareholders, this Reorganization Agreement constitutes a valid and binding obligation of the Acquired Fund, enforceable in accordance with its terms, subject as to enforcement, bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights and to general equity principles.

(m)   The information to be furnished by the Acquired Fund for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents that may be necessary in connection with the transactions contemplated herein shall be accurate and complete in all material respects and shall comply in all material respects with applicable U.S. federal securities and other laws and regulations.

(n)   The current prospectus and statement of additional information of the Acquired Fund conform, in all material respects, to the applicable requirements of the 1933 Act, and the 1940 Act and the rules and regulations thereunder and do not include, with respect to the Selling Trust or an Acquired Fund, any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading.

(o)   From the date of the filing of the definitive Proxy Statement, through the time of the meeting of the Acquired Fund Shareholders ("Acquired Fund Meeting") and on the Closing Date, any written information furnished by an Acquired Fund for use in the Proxy Materials (as defined in Section 5.7 of this Reorganization Agreement), or any other materials provided in connection with the Reorganization, does not and will not contain, with respect to the Selling Trust or an Acquired Fund, any untrue statement of a material fact or omit to state a material fact required to be stated or necessary to make the statements, in light of the circumstances under which such statements were made, not materially misleading.

(p)   For each taxable year of its operations ending prior to the Closing Date, the Acquired Fund (i) has had in effect an election to qualify, and has qualified, as a "regulated investment company" under Subchapter M of the Code ("RIC"), (ii) has been eligible to and has computed its U.S. federal income tax under Section 852 of the Code, (iii) has been treated as a separate corporation for U.S. federal income tax purposes pursuant to Section 851(g) of the Code. The Acquired Fund has no earnings and profits accumulated in any taxable year to which the provisions of Subchapter M of the Code (or the corresponding provision of prior law) did not apply to it. The Acquired Fund meets all applicable requirements for qualification as a RIC as of the

Closing Date. The Acquired Fund has not at any time since its inception been liable for, and is not now liable for, any material income or excise tax pursuant to Section 852 or 4982 of the Code that remains unpaid.

(q)   No governmental consents, approvals, authorizations or filings are required under the 1933 Act, the Securities Exchange Act of 1934, as amended ("1934 Act"), the 1940 Act or Delaware state law, as applicable, for the execution of this Reorganization Agreement by the Selling Trust on behalf of the Acquired Fund, except for the effectiveness of the Acquiring Trust's Post-Effective Amendment (as defined in Section 8.6 of this Reorganization Agreement), the Selling Trust's filing with the U.S. Securities and Exchange Commission ("Commission") of a proxy statement on Schedule 14A, and the filing of any documents that may be required under Delaware state law and except for such other consents, approvals, authorizations and filings as have been made or received and such consents, approvals, authorizations and filings as may be required subsequent to the Closing Date, it being understood, however, that this Reorganization Agreement and the transactions contemplated herein must be approved by the shareholders of each Acquired Fund as described in Section 5.2 of this Reorganization Agreement.

(r)   The Selling Trust's Board of Trustees satisfies the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act as they currently apply to the Selling Trust.

4.2   REPRESENTATIONS OF THE ACQUIRING FUND. The Acquiring Trust, on behalf of each Acquiring Fund, represents and warrants to the corresponding Acquired Fund as follows:

(a)   The Acquiring Trust is a statutory trust, duly organized, validly existing and in good standing under the laws of the State of Ohio.

(b)   The Acquiring Fund is a separate series of the Acquiring Trust duly authorized in accordance with the applicable provisions of the Acquiring Trust's Agreement and Declaration of Trust.

(c)   The Acquiring Trust is registered as an open-end management investment company under the 1940 Act, and such registration has not been revoked or rescinded and is in full force and effect.

(d)   The Acquiring Fund was formed solely for the purpose of effecting the Reorganization, has not commenced operations or engaged in any business and will not do so until after the Closing and, except with respect to the consideration received in exchange for the issuance of the Initial Shares, has not owned any assets and will not own any assets prior to the Closing. There shall be no issued and outstanding shares of the Acquiring Fund prior to the Closing Date other than the Initial Shares issued to the Sole Shareholder in association with the organization of the Acquiring Fund. The Acquiring Fund will redeem and cancel such Initial Shares immediately prior to the Closing in exchange for an amount equal to the consideration received by the Acquiring Fund for such Initial Shares so that the Acquiring Fund will own no assets at the time of the Closing.

(e)   The Acquiring Fund is not, and the execution, delivery and performance of this Reorganization Agreement will not result, in a violation of the Acquiring Trust's Amended

Agreement and Declaration of Trust or By-Laws, as revised, or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Acquiring Fund is a party or by which it is bound.

(f)   No litigation, administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Acquiring Trust or the Acquiring Fund or any of its properties or assets, which, if adversely determined, would materially and adversely affect its financial condition, the conduct of its business or the ability of the Acquiring Trust or the Acquiring Fund to carry out the transactions contemplated by this Reorganization Agreement. Neither the Acquiring Trust nor the Acquiring Fund knows of any facts that might form a reasonable basis for the institution of such proceedings and it is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transaction contemplated herein.

(g)   The execution, delivery and performance of this Reorganization Agreement have been duly authorized by all necessary action on the part of the Acquiring Fund and the Acquiring Trust's Board of Trustees, and this Reorganization Agreement constitutes a valid and binding obligation of the Acquiring Fund, enforceable in accordance with its terms, subject as to enforcement, bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights and to general equity principles.

(h)   The Acquiring Fund Shares to be issued and delivered to the Acquired Fund for the account of the Acquired Fund Shareholders pursuant to the terms of this Reorganization Agreement will, at the Closing Date, have been duly authorized and will, after taking into account the redemption and cancellation of the Initial Shares, constitute all the issued and outstanding shares of the Acquiring Fund as of the Closing Date. When so issued and delivered, such shares will be duly and validly issued shares of the Acquiring Fund and will be fully paid and non-assessable. The Acquiring Fund has no outstanding options, warrants or other rights to subscribe for or purchase any shares of the Acquiring Fund, and has no outstanding securities convertible into shares of the Acquiring Fund.

(i)   The information to be furnished by the Acquiring Fund for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents that may be necessary in connection with the transactions contemplated herein shall be accurate and complete in all material respects and shall comply in all material respects with U.S. federal securities and other laws and regulations.

(j)   The prospectus and statement of additional information of the Acquiring Fund filed as part of the Acquiring Trust's Post-Effective Amendment (as defined in Section 8.6 of this Reorganization Agreement), which will become effective prior to the Closing Date, conform, and as of the effective date of the Post-Effective Amendment will conform, in all material respects, to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations thereunder and do not, and as of the effective date of the Post-Effective Amendment will not, with respect to the Acquiring Trust or the Acquiring Fund, include any untrue statement of a material fact or omit to state any material fact required to be stated or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading.

(k)   The Acquiring Fund (i) will elect or maintain an election to be a RIC, will qualify for the tax treatment afforded RICs under the Code for its taxable year that includes the Closing Date, and intends to continue to qualify for such treatment for its subsequent taxable years, (ii) will be eligible to compute its U.S. federal income tax under Section 852 of the Code for the taxable year that includes the Closing Date, and (iii) will be treated as a separate corporation for U.S. federal income tax purposes pursuant to Section 851(g) of the Code for the taxable year that includes the Closing Date.

(l)   No governmental consents, approvals, authorizations or filings are required under the 1933 Act, the 1934 Act, the 1940 Act or Delaware law for the execution of this Reorganization Agreement by the Acquiring Trust, for itself and on behalf of the Acquiring Fund, or the performance of this Reorganization Agreement by the Acquiring Trust, for itself and on behalf of the Acquiring Fund, except for the effectiveness of the Post-Effective Amendment (as defined in Section 8.6 of this Reorganization Agreement, and the filing of any documents that may be required under the laws of the Delaware and except for such other consents, approvals, authorizations and filings as have been made or received and except for such consents, approvals, authorizations and filings as may be required subsequent to the Closing Date.

(m)   The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act, and any state securities laws as it may deem appropriate to continue its operations after the Closing Date.

(n)   The Acquiring Trust's Board of Trustees satisfies the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act as they currently apply and will apply immediately following the Reorganization to the Acquiring Trust.

4.3   REPRESENTATIONS OF THE ACQUIRING FUNDS AND THE ACQUIRED FUNDS. Each of the Acquiring Trust and the Selling Trust, on behalf of the Acquiring Funds and Acquired Funds, respectively, represents and warrants to the other, as follows:

(a)   To the knowledge of the Acquiring Trust or the Selling Trust, as applicable, no expenses incurred by an Acquired Fund or on its behalf, in connection with its Reorganization will be paid or assumed by the Acquiring Fund or any other third party, unless those expenses are solely and directly related to the Reorganization (determined in accordance with the guidelines set forth in Rev. Rul. 73-54, 1973-1 C.B. 187) ("Reorganization Expenses"), and no cash or property other than the Acquiring Fund Shares will be transferred to the Acquired Fund or any of its shareholders with the intention that it be used to pay any expenses (even Reorganization Expenses) thereof.

(b)   To the knowledge of the Acquiring Trust and the Selling Trust, the Acquired Funds' Shareholders will be responsible for their own expenses (such as fees of personal investment or tax advisers for advice regarding the Reorganization), if any, incurred in connection with the Reorganization, except to the extent the Adviser has agreed to pay the Reorganization Expenses.

ARTICLE V
COVENANTS OF ACQUIRING FUNDS AND ACQUIRED FUNDS

5.1   OPERATION IN ORDINARY COURSE.

(a) Subject to Section 1.2 of this Reorganization Agreement, each Acquired Fund will operate its business in the ordinary course of business between the date of this Reorganization Agreement and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions, any other distribution necessary or desirable to avoid U.S. federal income or excise taxes, and shareholder purchases and redemptions. Other than ordinary course business, each Acquiring Fund shall not conduct any business prior to the Closing Date, other than such activity as is necessary to consummate the transactions contemplated by this Reorganization Agreement. No party shall take any action that would, or reasonably would be expected to, result in any of its representations and warranties set forth in this Reorganization Agreement being or becoming untrue in any material respect.

5.2   SHAREHOLDER APPROVAL. Each Acquired Fund will call a special Acquired Fund Meeting to consider and act upon this Reorganization Agreement (or transactions contemplated thereby) and to take all other appropriate action necessary to obtain approval of the transactions contemplated herein.

5.3   INVESTMENT REPRESENTATION. Each Acquired Fund covenants that the Acquiring Fund Shares to be issued to the Acquired Fund pursuant to this Reorganization Agreement are not being acquired for the purpose of making any distribution, other than in connection with the Reorganization and in accordance with the terms of this Reorganization Agreement.

5.4   ADDITIONAL INFORMATION. Each Acquired Fund will assist the corresponding Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Acquired Fund's shares as permitted by shareholder account registrations.

5.5   FURTHER ACTION. Subject to the provisions of this Reorganization Agreement, each Fund will take or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Reorganization Agreement, including any actions required to be taken after the Closing Date. In particular, each Acquired Fund covenants that it will, as and when reasonably requested by the corresponding Acquiring Fund, execute and deliver or cause to be executed and delivered all such assignments and other instruments and will take or cause to be taken such further action as the Acquiring Fund may reasonably deem necessary or desirable in order to vest in and confirm the Acquiring Fund's title to and possession of all the Acquired Fund's assets and otherwise to carry out the intent and purpose of this Reorganization Agreement.

5.6   STATEMENT OF EARNINGS AND PROFITS. As promptly as practicable, but in any case within sixty (60) days after the Closing Date, the Selling Trust shall furnish the corresponding Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund and which will be certified by the Selling Trust's Treasurer, a statement of the earnings and profits of each Acquired Fund for U.S. federal income tax purposes, as well as any net operating loss carryovers and capital loss carryovers, that will be carried over to the Acquiring Fund as a result of Section 381 of the Code.

5.7   PREPARATION OF PROXY STATEMENT AND PROXY MATERIALS. The Selling Trust will prepare and file, or shall have prepared and filed, with the Commission a proxy statement on Schedule 14A relating to the Reorganization ("Proxy Statement"). The Proxy Statement shall be in compliance, in all material respects, with the 1933 Act, the 1934 Act, and the 1940 Act, as applicable. Each party will provide the other party with the materials and information necessary to prepare the Proxy Statement and related materials ("Proxy Materials"), for inclusion therein, in connection with the Acquired Fund Meeting to consider the approval of this Reorganization Agreement and the transactions contemplated herein.

5.8   REPORTING RESPONSIBILITY. Any reporting responsibility of an Acquired Fund, including, without limitation, the responsibility for filing of regulatory reports, tax returns or other documents with the Commission, any state securities commission, and any U.S. federal, state or local tax authorities or any other relevant authority, is and shall remain the responsibility of the Acquired Fund.

5.9   TAX STATUS OF REORGANIZATIONS. The parties intend that each Reorganization will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code. None of the Selling Trust, each Acquired Fund, the Acquiring Trust or the corresponding Acquiring Fund shall (either before or after the Closing Date) take any action or cause any action to be taken (including, without limitation the filing of any tax return) that is inconsistent with such treatment or that results in the failure of the Reorganization to qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code.

5.10   STATEMENT OF ASSETS AND LIABILITIES. Each Acquired Fund shall, as soon as is reasonably practicable after the Closing Date, deliver to the corresponding Acquiring Fund a statement of the Acquired Fund's assets and liabilities, together with a list of the Acquired Fund's portfolio securities showing the tax basis of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer or Assistant Treasurer of the Selling Trust.

5.11   CONFIDENTIALITY.

(a)   The Acquiring Trust, each Acquiring Fund, the Selling Trust, each Acquired Fund, and the Adviser ("Protected Persons") will hold, and will cause their board members, officers, employees, representatives, agents and affiliates to hold, in strict confidence, and not disclose to any other person, and not use in any way except in connection with the transactions herein contemplated, without the prior written consent of the other Protected Persons, all non-public, confidential or proprietary information obtained from the other Protected Persons in connection with the transactions contemplated by this Reorganization Agreement, except such information may be disclosed (i) to governmental or regulatory bodies, and, where necessary, to any other person in connection with the obtaining of consents or waivers as contemplated by this

Reorganization Agreement; (ii) if required by court order or decree or applicable law; (iii) if it is publicly available through no act or failure to act of such party; (iv) if it was already known to such party on a non-confidential basis on the date of receipt; (v) during the course of or in connection with any litigation, government investigation, arbitration, or other proceedings based upon or in connection with the subject matter of this Reorganization Agreement, including, without limitation, the failure of the transactions contemplated hereby to be consummated; or (vi) if it is otherwise expressly provided for herein.

(b)   In the event of a termination of this Reorganization Agreement, the Protected Persons agree that they along with their board members, employees, representatives, agents and affiliates shall, and shall cause their affiliates to, except with the prior written consent of the other Protected Persons, keep secret and retain in strict confidence, and not use for the benefit of itself or themselves, nor disclose to any other persons, any and all non-public, confidential or proprietary information relating to the other Protected Persons and their related parties and affiliates, whether obtained through their due diligence investigation, this Reorganization Agreement or otherwise, except such information may be disclosed (i) if required by court order or decree or applicable law; (ii) if it is publicly available through no act or failure to act of such party; (iii) if it was already known to such party on a non-confidential basis on the date of receipt; (iv) during the course of or in connection with any litigation, government investigation, arbitration, or other proceedings based upon or in connection with the subject matter of this Reorganization Agreement, including, without limitation, the failure of the transactions contemplated hereby to be consummated; or (v) if it is otherwise expressly provided for herein.

ARTICLE VI
CONDITION PRECEDENT TO OBLIGATIONS OF EACH ACQUIRED FUND

The obligations of each Acquired Fund to consummate the transactions provided for herein shall be subject to the fulfillment or waiver of the following conditions:

6.1   All representations, covenants, and warranties of the Acquiring Trust and the corresponding Acquiring Fund contained in this Reorganization Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date. The corresponding Acquiring Fund shall have delivered to the Acquired Fund a certificate executed in the Acquiring Fund's name by the Acquiring Trust's President and its Treasurer, in form and substance satisfactory to the Acquired Fund and dated as of the Closing Date, to such effect and as to such other matters as the Acquired Fund shall reasonably request.

6.2   The corresponding Acquiring Fund shall have performed and complied, in all material respects, with all terms, conditions, covenants, obligations, agreements and restrictions required by this Reorganization Agreement to be performed or complied with by the Acquiring Fund prior to or at the Closing.

6.3   The Acquiring Trust, on behalf of the corresponding Acquiring Fund, shall have executed and delivered to the Selling Trust an Assumption of Liabilities dated as of the Closing Date pursuant to which the Acquiring Fund will assume all of the Assumed Liabilities of the

Acquired Fund not discharged prior to the Closing Date in accordance with Section 1.3 of this Reorganization Agreement.

6.4 The Acquired Fund shall have received on the Closing Date an opinion from Thompson Hine LLP, dated as of the Closing Date, in a form reasonably satisfactory to the Acquired Fund substantially to the effect that:

(a) The Acquiring Trust has been formed as a statutory trust and is existing under the laws of the State of Ohio and, as far as counsel's knowledge, has the power as a statutory trust under its Amended Agreement and Declaration of Trust to carry on its business as an open-end investment company. The Acquiring Fund has been established as a separate series of the Trust under the Amended Agreement and Declaration of Trust.

(b) The Acquiring Trust is registered as an investment company under the 1940 Act, and, to such counsel's knowledge, such registration under the 1940 Act is in full force and effect.

(c) Assuming that the consideration of not less than NAV has been paid, the corresponding Acquiring Fund Shares to be issued and delivered to the Acquired Fund on behalf of the Acquired Fund Shareholders, as provided by this Reorganization Agreement, are duly authorized and upon such delivery will be legally issued and outstanding and fully paid and non-assessable, and no shareholder of the Acquiring Fund has any preemptive rights with respect to Acquiring Fund Shares.

(d) Each of the registration statement and Post-Effective Amendment is effective and to such counsel's knowledge, no stop order under the 1933 Act pertaining thereto has been issued, and to the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or the State of Delaware is required for consummation by the Acquiring Fund of the transactions contemplated herein, except as have been obtained.

(e) To the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or the State of Delaware is required for consummation by the Acquiring Fund of the transactions contemplated herein, except as have been obtained.

(f) The execution and delivery of this Reorganization Agreement did not, and the consummation of the transactions contemplated herein will not, result in a violation of the Acquiring Trust's Amended and Restated Declaration of Trust or Code of Regulations.

(g) This Reorganization Agreement has been duly authorized, executed and delivered by the Acquiring Trust on behalf of the corresponding Acquiring Fund and, assuming due authorization, execution and delivery of this Reorganization Agreement by the Selling Trust, on behalf of the Acquired Fund, is a valid and binding obligation of the Acquiring Trust on behalf of the Acquiring Fund enforceable against the Acquiring Fund in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general equity principles.

In rendering its opinion, Thompson Hine LLP may rely on local state counsel. Such opinion shall be based on customary assumptions and such representations as Thompson Hine LLP and local counsel may reasonably request of the Funds, and they will cooperate to make and certify the accuracy of such representations.

ARTICLE VII
CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH ACQUIRING FUND

The obligations of each Acquiring Fund to consummate the transactions provided for herein shall be subject to the fulfillment or waiver of the following conditions:

7.1   All representations, covenants, and warranties of the Selling Trust and the corresponding Acquired Fund contained in this Reorganization Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date. The corresponding Acquired Fund shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in the Acquired Fund's name by the Selling Trust's President and Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to such effect and as to such other matters as the Acquiring Fund shall reasonably request.

7.2   The corresponding Acquired Fund shall have performed and complied in all material respects with all terms, conditions, covenants, obligations, agreements and restrictions required by this Reorganization Agreement to be performed or complied with by the Acquired Fund prior to or at the Closing.

7.3   The Acquiring Fund shall have received on the Closing Date an opinion from K&L Gates LLP, dated as of the Closing Date, in a form reasonably satisfactory to the Acquiring Fund substantially to the effect that:

(a)   The Selling Trust has been formed as a statutory trust and is existing under the laws of the State of Delaware and, as far as counsel's knowledge, has the power as a statutory trust under its Declaration of Trust, to carry on its business as an open-end investment company. The corresponding Acquired Fund has been established as a separate series of the Selling Trust under the Declaration of Trust.

(b)   The Selling Trust is registered as an investment company under the 1940 Act, and, to such counsel's knowledge, such registration under the 1940 Act is in full force and effect.

(c)   To the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or the State of Delaware is required for consummation by the Acquired Fund of the transactions contemplated herein, except as have been obtained.

(d)   The execution and delivery of this Reorganization Agreement did not, and the consummation of the transactions contemplated herein will not, result in a violation of the Selling Trust's Declaration of Trust, as amended (assuming approval of the Acquired Fund Shareholders has been obtained) or its By-Laws.

(e)   This Reorganization Agreement has been duly authorized, executed and, so far as known to such counsel, delivered by the Selling Trust on behalf of the Acquired Fund and, assuming due authorization, execution and delivery of this Reorganization Agreement by the Acquiring Trust on behalf of the Acquiring Fund, is a valid and binding obligation of the Selling Trust on behalf of the Acquired Fund enforceable against the Selling Trust on behalf of the Acquired Fund in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general equity principles.

In rendering its opinion, K&L Gates LLP may rely on local state counsel. Such opinion shall be based on customary assumptions and such representations as K&L Gates LLP and local counsel may reasonably request of the Funds, and the Acquired Fund and the Acquiring Fund will cooperate to make and certify the accuracy of such representations.

7.4   Each Acquired Fund will, within five (5) business days prior to the Closing Date, as such term is defined in Section 3.1 of this Reorganization Agreement, furnish the corresponding Acquiring Fund with a list of the Acquired Fund's portfolio securities and other investments.

ARTICLE VIII
FURTHER CONDITIONS PRECEDENT

The obligations of each Fund shall also be subject to the fulfillment of the following conditions (or waiver by the affected parties, except for Section 8.1 of this Reorganization Agreement):

8.1   This Reorganization Agreement and the transactions contemplated herein, with respect to each Acquired Fund, shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with applicable law and the provisions of the Selling Trust Governing Documents. Notwithstanding anything herein to the contrary, neither Fund may waive the conditions set forth in this Section 8.1 of this Reorganization Agreement.

8.2   This Reorganization Agreement and the transactions contemplated herein shall have been approved by the Board of Trustees of the Acquiring Trust and the Board of Trustees of the Selling Trust, each in accordance with Rule 17a-8 under the 1940 Act, and each Fund shall have delivered to the other a copy of the resolutions approving this Reorganization Agreement adopted by its Board, certified by its Secretary or equivalent officer.

8.3   The Acquiring Trust, on behalf of and with respect to each Acquiring Fund, shall have entered into or adopted any and all agreements necessary for the Acquiring Fund's operation as a series of an open-end investment company.

8.4   On the Closing Date, the Commission shall not have issued an unfavorable report under Section 25(b) of the 1940 Act or instituted any proceeding seeking to enjoin the consummation of the transactions contemplated by this Reorganization Agreement under Section 25(c) of the 1940 Act. Furthermore, no action, suit or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit or obtain damages or other relief in connection with this Reorganization Agreement or the transactions contemplated herein.

8.5   All required consents of other parties and all other consents, orders, and permits of U.S. federal, state and local regulatory authorities (including those of the Commission and of state securities authorities, including any necessary "no-action" positions and exemptive orders from such U.S. federal and state authorities) to permit consummation of the transactions contemplated herein shall have been obtained.

8.6   The post-effective amendment to the Acquiring Trust's registration statement on Form N-1A relating to Acquiring Fund Shares under the 1933 Act and the 1940 Act, as applicable ("Post-Effective Amendment"), shall have become effective, and any additional post-effective amendments to any such registration statement as are determined by the Trustees of the Acquiring Trust to be necessary and appropriate shall have been filed with the Commission and shall have become effective; and no stop order suspending the effectiveness of such registration statement shall have been issued. To the best knowledge of the parties to this Reorganization Agreement, no investigation or proceeding for these purposes shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

8.7   The Acquiring Trust and the Acquired Trust shall have received an opinion of Thompson Hine LLP ("Counsel") as to the federal income tax consequences mentioned below with respect to each Reorganization ("Tax Opinion"). In rendering the Tax Opinion, Counsel may rely as to factual matters, exclusively and without independent verification, on the representations and warranties made in this Reorganization Agreement, which Counsel may treat as representations and warranties made to it (that, notwithstanding anything else contained herein, shall survive the Closing), and in separate letters, if Counsel requests, addressed to it (collectively, "Representations") and the certificates delivered pursuant to Sections 6.1 and 7.1. The Tax Opinion shall be substantially to the effect that -- based on the facts and assumptions stated therein and conditioned on the Representations' being true and complete at the Closing Date and consummation of the Reorganization in accordance with this Reorganization Agreement (without the waiver or modification of any terms or conditions hereof and without taking into account any amendment hereof that Counsel has not approved) -- for federal income tax purposes with respect to each Reorganization:

  (a) The transfer of all of the Acquired Fund's assets to the Acquiring Fund in exchange solely for Acquiring Fund Shares and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund followed by the pro rata distribution, by class, by the Acquired Fund of all of the Acquiring Fund Shares to the Acquired Fund Shareholders in complete liquidation of the Acquired Fund will constitute a "reorganization" within the meaning of Section 368(a)(1)(F) of the Code, and the Acquiring Fund and the Acquired Fund will each be a "party to a reorganization," within the meaning of Section 368(b) of the Code.

  (b) Under Section 1032(a) of the Code, no gain or loss will be recognized by the Acquiring Fund upon the receipt of the Acquired Fund's assets solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund.

(c)   Under Sections 361 and 357(a) of the Code, no gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund's assets to the Acquiring Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to the Acquired Fund Shareholders in exchange for such shareholders' Acquired Fund shares in complete liquidation of the Acquired Fund.

(d)   Under Section 354(a)(1) of the Code, no gain or loss will be recognized by the Acquired Fund Shareholders upon the exchange of their Acquired Fund shares solely for Acquiring Fund Shares in complete liquidation of the Acquired Fund pursuant to the Reorganization.

(e)   Under Section 358(a)(1) of the Code, the aggregate adjusted basis of the Acquiring Fund Shares received by each Acquired Fund Shareholder pursuant to the Reorganization will be the same as the aggregate adjusted basis of the Acquired Fund shares exchanged therefor by such shareholder.

(f)   Under Section 1223(1) of the Code, the holding period of the Acquiring Fund Shares received by each Acquired Fund Shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder, provided such Acquired Fund shares are held as capital assets at the Closing Date.

(g)   Under Section 362(b) of the Code, the adjusted basis of each of the assets of the Acquired Fund that is transferred to the Acquiring Fund will be the same as the adjusted basis of such assets to the Acquired Fund immediately before the Reorganization.

(h)   Under Section 1223(2) of the Code, the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund (except where the Acquiring Fund's investment activities have the effect of reducing or eliminating an asset's holding period).

(i)   The Acquiring Fund will succeed to and take into account the items of the Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Treasury Regulations thereunder. In particular, under Treasury Regulations § 1.381(b)-1(a)(2), the Acquiring Fund will be treated for purposes of Section 381 of the Code just as the Acquired Fund would have been treated if there had been no Reorganization, the tax attributes of the Acquired Fund enumerated in Section 381(c) of the Code shall be taken into account by the Acquiring Fund as if there had been no Reorganization, and the taxable year of the Acquired Fund will not end on the Closing Date merely because of the closing of the Reorganization.

Notwithstanding the foregoing, the Tax Opinion may state that no opinion is expressed as to: (i) whether either the Acquired Fund or the Acquiring Fund qualifies or will qualify as a regulated investment company; (ii) the federal income tax consequences of the payment of

Reorganization Expenses by Adviser, except in relation to the qualification of the Reorganization as a reorganization under Section 368(a) of the Code; (iii) whether any federal income tax will be imposed or required to be withheld under the Foreign Investment in Real Property Tax Act of 1980 with respect to any Acquired Fund Shareholder that is a foreign person; (iv) the effect of the Reorganization on the Acquired Fund with respect to any transferred asset as to which unrealized gain or loss is required to be recognized for federal income tax purposes or on the termination or transfer thereof under a mark-to-market system of accounting (including under Section 1256 of the Code); (v) the effect of the Reorganization on any Acquired Fund Shareholder that is required to recognize unrealized gains or losses for federal income tax purposes under a mark-to-market system of accounting; (vi) whether accrued market discount, if any, on any market discount bonds held by the Acquired Fund will be required to be recognized as ordinary income under Section 1276 of the Code as a result of the Reorganization; (vii) whether any gain or loss will be required to be recognized with respect to any asset that constitutes stock in a passive foreign investment company (within the meaning of Section 1297(a) of the Code); and (viii) any state, local or foreign tax consequences of the Reorganization.

ARTICLE IX
EXPENSES

9.1   The Funds will pay no Reorganization Expenses. The Adviser will pay and/or cause to be paid all Reorganization Expenses including, but not limited to: (a) expenses associated with the preparation and filing of the Acquiring Funds registration statement(s), the Proxy Statement and any amendments thereto; (b) postage; (c) accounting fees; (d) legal fees incurred by each Fund, including fees to counsel of the Selling Trust, counsel of the Acquiring Trust, counsel to the Independent Trustees of the Selling Trust, and counsel to the Independent Trustees of the Acquiring Trust; (e) solicitation costs of the transaction; (f) expenses associated with any special meetings or portions of meetings of Fund shareholders, the Boards of Trustees of the Acquiring Trust and the Board of Trustees of the Selling Trust in connection with the Reorganizations; (g) premium expenses of tail coverage insurance for the Acquired Funds and their Trustees and officers in an amount of coverage and for a period of coverage that is reasonable under the circumstances; and (h) other related administrative or operational costs (including, for example, brokerage commissions, transfer fees, transfer taxes, exchange fees, and securities registration fees). For avoidance of doubt, whether a Reorganization is consummated or not, the Adviser will bear full responsibility for payment of all Reorganization Expenses.

9.2   At the Closing, the Adviser shall pay and/or cause to be paid the estimated costs of the Reorganization pursuant to Section 9.1, and any remaining balance within thirty (30) days after the Closing.

9.3   Each party represents and warrants to the other that there is no person or entity entitled to receive any broker's fees or similar fees or commission payments in connection with the transactions provided for herein.

9.4   Notwithstanding the foregoing, expenses will in any event be paid by the party directly incurring such expenses if and to the extent that the payment by another party of such expenses would result in the disqualification of an Acquired Fund or an Acquiring Fund, as the case may be, as a RIC.

ARTICLE X
ENTIRE AGREEMENT; SURVIVAL OF COVENANTS

10.1   The parties agree that no party has made to the other parties any representation, warranty and/or covenant not set forth herein, and that this Reorganization Agreement constitutes the entire agreement between and among the parties.

10.2   Except for the covenants set forth in Sections 1.4, 1.9, 5.5, 5.6, 5.10, 5.11, 5.12, 9.1, 9.2 and 10.2 of this Reorganization Agreement, the representations, warranties, and covenants contained in this Reorganization Agreement or in any document delivered pursuant to or in connection with this Reorganization Agreement shall not survive the consummation of the transactions contemplated hereunder.

ARTICLE XI
TERMINATION

11.1   This Reorganization Agreement may be terminated by the mutual agreement of the Acquiring Trust and the Selling Trust and such termination may be effected by the Presidents of the Acquiring Trust and the Selling Trust in writing without further action by their respective Boards of Trustees. In addition, either the Acquiring Trust or the Selling Trust may at its option terminate this Reorganization Agreement at or before the Closing Date due to:

(a)   a willful material breach by the other party of any representation, warranty, or agreement contained herein to be performed at or before the Closing Date, if not cured within thirty (30) days of written notice thereof to the breaching party and prior to the Closing Date;

(b)   a condition precedent to the obligations of the terminating party that has not been met and it reasonably appears that it will not or cannot be met; or

(c)   a determination by the Board of Trustees of the Acquiring Trust or the Board of Trustees of the Selling Trust that the consummation of the transactions contemplated herein is not in the best interests of the Acquiring Fund or Acquired Fund, respectively.

11.2   In the event of any such termination, in the absence of willful material default, there shall be no liability for damages on the part of the Acquiring Trust, the Acquiring Fund, the Selling Trust, the Acquired Fund, the Adviser, or their respective board members, members, shareholders and officers, but Section 9.1 shall continue to apply. In the event of willful material default, all remedies at law or in equity of the party adversely affected shall survive.

ARTICLE XII
AMENDMENTS

12.1   This Reorganization Agreement may be amended, modified, or supplemented in such manner as may be mutually agreed upon in writing by the officers of the Acquiring Trust and the Selling Trust as specifically authorized by their respective Boards of Trustees; provided, however, that following the Acquired Fund Meeting called by the Acquired Funds pursuant to Section 5.2 of this Reorganization Agreement, no such amendment may have the effect of changing the provisions hereof to the detriment of Acquired Fund Shareholders without their further approval.

ARTICLE XIII
HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT; LIMITATION OF LIABILITY

13.1   The article and section headings contained in this Reorganization Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Reorganization Agreement.

13.2   This Reorganization Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

13.3   This Reorganization Agreement shall be governed by and construed in accordance with the laws of Ohio, without regard to conflict of laws.

13.4   This Reorganization Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but, except as provided in this section, no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Reorganization Agreement.

13.5   It is expressly agreed that the obligations of each Fund hereunder shall not be binding upon any of the trustees, directors, shareholders, nominees, officers, agents, or employees of the Acquiring Trust or the Selling Trust personally but shall bind only the property of the respective Fund, as provided in the trust instrument of the Acquiring Trust and the Selling Trust Governing Documents. Moreover, no series of the Selling Trust or Acquiring Trust other than each Acquired Fund or Acquiring Fund, respectively, shall be responsible for the obligations of the Acquiring Trust or Selling Trust hereunder, and all persons shall look only to the assets of the applicable Fund to satisfy the obligations of such Trust and Fund hereunder. The execution and delivery of this Reorganization Agreement have been authorized by the Board of Trustees of the Acquiring Trust on behalf of the Acquiring Funds and the Board of Trustees of the Selling Trust on behalf of the Acquired Funds and signed by authorized officers of the Acquiring Trust and the Selling Trust, respectively, acting as such. Neither the authorization by such Board of Trustees, as applicable, nor the execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally but shall bind only the property of the respective Fund.

ARTICLE XIV
NOTICES

14.1   Any notice, report, statement or demand required or permitted by any provisions of this Reorganization Agreement shall be in writing and shall be deemed duly given if delivered by electronic mail, by hand (including by FedEx or similar express courier), transmitted by facsimile or three days after being mailed by prepaid registered or certified mail, return receipt requested, addressed to the Selling Trust or to the Acquiring Trust at either the applicable address set forth in the first paragraph of this Reorganization Agreement or any other address that the Selling Trust or the Acquiring Trust shall have last designated by notice to the other party.

(signature page follows)

IN WITNESS WHEREOF, the parties have duly executed this Reorganization Agreement, all as of the date first written above.

UNIFIED SERIES TRUST,
separately on behalf of each of Absolute Capital Opportunities Fund, Absolute Convertible Arbitrage Fund, Absolute Flexible Fund and Absolute Strategies Fund

By: _____

Name: _____

Title: _____

FORUM FUNDS,
separately on behalf of Absolute Capital Opportunities Fund, Absolute Convertible Arbitrage Fund, Absolute Flexible Fund and Absolute Strategies Fund

By: _____

Name: _____

Title: _____

The undersigned is a party to this Reorganization Agreement for the purposes of Sections 1.10, 4.3, 5.10, 5.11, 9.1 and 9.2 only

ABSOLUTE INVESTMENTS ADVISERS, LLC

By: _____

Name: _____

Title: _____

Column A (Acquiring Funds)	Column B (Acquired Funds)
[Absolute Capital Opportunities Fund], a series of Unified Series Trust	Absolute Capital Opportunities Fund, a series of Forum Funds
[Absolute Convertible Arbitrage Fund], a series of Unified Series Trust	Absolute Convertible Arbitrage Fund, a series of Forum Funds
[Absolute Flexible Fund], a series of Unified Series Trust	Absolute Flexible Fund, a series of Forum Funds
[Absolute Strategies Fund], a series of Unified Series Trust	Absolute Strategies Fund, a series of Forum Funds